

OLD MUTUAL®
Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2010

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2010, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2010 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assume changes in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

ABOUT THIS REPORT — concluded

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of May 2009, the MSCI EAFE Index consisted of the following 21 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Barclays Capital.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The six-month period ended January 31, 2010 saw a continuation of the market rally that began in mid-March 2009, during which investors focused on the least expensive, riskiest, lowest quality stocks, as they sought bargains in anticipation of an economic and financial market rebound. The market later rose dramatically, as signs of global economic recovery became more abundant, corporate profits exceeded investors' expectations, and the low-quality focus began to abate in October 2009. Investors shifted to earnings as a key driver of stock attractiveness. Risk conditions began to stabilize under this renewed attention to fundamentals, supporting good stock returns through December 2009. All of the major asset classes were up between August 1, 2009 and January 31, 2010. During this period the S&P 500 Index returned 9.87%, while the MSCI EAFE Index returned 6.93% over this same period. From a bond perspective, the Barclays Capital U.S. Aggregate Index was up 3.87%. The S&P 500's climb stopped, however, during the final month of the period, due to investors seeking safer investments as the debt crisis in Greece and uncertainty around U.S. financial reforms rattled investor confidence.

Old Mutual Capital, Inc. believes that global economic recovery will continue to be subdued as lending growth remains restricted in most economies, and that a key source of global economic recovery will likely be the emerging markets which are experiencing good growth that is likely to be sustained. Recent indications show that investors are returning to a more typical focus on the objective fundamentals of stocks, whereby data such as earnings are driving decision making, as opposed to other forms of sentiment. While Old Mutual Capital, Inc. expects there to be continued moderate market volatility over the near-term, it believes markets will begin normalizing overall.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 6.69% at net asset value, while the S&P 1500 Index returned 10.07% and the Barclays Capital U.S. Aggregate Index returned 3.87%.*

• *The Fund's performance during the period benefited from the high yield bond and the U.S. value equity asset classes. The international equity and short-term bond asset classes detracted from performance.*

• *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Dwight High Yield Fund were among the contributors to overall performance.*

• *Old Mutual Advantage Growth Fund (no longer a Fund holding), Old Mutual TS&W Small Cap Value Fund and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 6.69% at net asset value, while the S&P 1500 Index returned 10.07% and the Barclays Capital U.S. Aggregate Index returned 3.87%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past period?

A. The past six-month period saw a rally in the global economy. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes that data may show that the longest post-war recession ended sometime during the second or third quarter of 2009, but long-term structural damage to the economic environment has been done.

All of the major asset classes were up between August 1, 2009 and January 31, 2010. During this period the S&P 500 Index returned 9.87%, while the MSCI EAFE Index returned 6.93% over this same period. From a bond perspective, the Barclays Capital U.S. Aggregate Index was up 3.87% while non-U.S. bonds performance lagged their U.S. counterparts.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for a 30% equity and 70% fixed income allocation. The Fund's performance during the period benefited from the high yield bond and the U.S. value equity asset classes. The international equity and short-term bond asset classes detracted from performance. Additionally, in December 2009, Ibbotson implemented a tactical overweight to U.S. large-cap equity which hurt Fund performance during December 2009 and January 2010.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Dwight High Yield Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund (no longer a Fund holding), Old Mutual TS&W Small Cap Value Fund and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.

Q. What is the investment outlook?

A. Ibbotson believes concerns still exist in the economy, namely limited credit opportunities, central banks faced with excess liquidity, near record-high unemployment, an unstable housing market, and increased regulations. On a positive note, however, Ibbotson believes these macroeconomic conditions should keep inflation in check, and despite these headwinds, current market prices, technical indicators, momentum, and investor sentiment may cause the current rally to persist for some time. Ibbotson notes that given the current situation, several challenges have presented themselves. Ibbotson points out that equities appear either fully priced or expensive, while cash and short-to-intermediate-term bonds have low yields and are likely to lose money once yields return to their normal ranges. Ibbotson points out though that, globally, the economic picture has improved in many countries, and if corporate earnings improve, there may be opportunities across the board. Therefore, Ibbotson is carefully monitoring all asset classes.

Top Ten Holdings
as of January 31, 2010

Old Mutual Barrow Hanley Core Bond Fund	37.1%
Old Mutual Dwight Intermediate Fixed Income Fund	15.1%
Old Mutual Dwight Short Term Fixed Income Fund	10.9%
Old Mutual Dwight High Yield Fund	7.5%
Old Mutual Barrow Hanley Value Fund	6.2%
Old Mutual International Equity Fund	5.9%
Old Mutual TS&W Mid-Cap Value Fund	5.0%
Old Mutual Large Cap Growth Fund	4.2%
Old Mutual Focused Fund	3.3%
Old Mutual Analytic U.S. Long/Short Fund	1.8%
As a % of Total Fund Investments	97.0%

Asset Allocation Conservative Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	0.56%	13.75%	3.16%	3.58%
Class A without load	09/30/04	6.69%	20.71%	4.39%	4.74%
Class C with load	09/30/04	5.30%	18.91%	3.63%	3.98%
Class C without load	09/30/04	6.30%	19.91%	3.63%	3.98%
Class Z	12/09/05	6.81%	21.14%	n/a	4.61%
Institutional Class	09/30/04	6.81%	21.26%	4.65%	5.01%
S&P 1500 Index	09/30/04	10.07%	34.12%	0.46%	1.70%
Barclays Capital U.S. Aggregate Index	09/30/04	3.87%	8.51%	5.16%	5.13%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 1.65% and 1.40%; 2.33% and 2.15%; 8.56% and 1.15%; and 2.22% and 1.15%, respectively.

Fund Performance



Old Mutual Asset Allocation Conservative Portfolio, Class A
Old Mutual Asset Allocation Conservative Portfolio, Class C
Old Mutual Asset Allocation Conservative Portfolio, Institutional Class
S&P 1500 Index
Barclays Capital U.S. Aggregate Index

$13,062
$12,978
$12,318
$12,067
$10,941

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



Value (9.5%)
International Equity (5.9%)
Value-Mid Cap (5.0%)
Growth-Large Cap (4.2%)
Market Neutral-Equity (1.8%)
Growth (1.3%)
Cash Equivalents (1.0%)
Value-Small Cap (0.7%)
Government/Corporate (70.6%)

Schedule of Investments

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.3%		
Government/Corporate — 70.8%		
Old Mutual Barrow Hanley Core Bond Fund	1,684,366	$ 17,669
Old Mutual Dwight High Yield Fund	338,805	3,581
Old Mutual Dwight Intermediate Fixed Income Fund	703,642	7,212
Old Mutual Dwight Short Term Fixed Income Fund	516,042	5,202
Total Government/Corporate		33,664
Growth — 1.3%		
Old Mutual Copper Rock Emerging Growth Fund*	73,077	620
Total Growth		620
Growth-Large Cap — 4.2%		
Old Mutual Large Cap Growth Fund	136,319	2,024
Total Growth-Large Cap		2,024
International Equity — 5.9%		
Old Mutual International Equity Fund	349,663	2,804
Total International Equity		2,804
Market Neutral-Equity — 1.8%		
Old Mutual Analytic U.S. Long/Short Fund	85,196	853
Total Market Neutral-Equity		853
Value — 9.6%		
Old Mutual Barrow Hanley Value Fund	524,885	2,976
Old Mutual Focused Fund	77,470	1,578
Total Value		4,554
Value-Mid Cap — 5.0%		
Old Mutual TS&W Mid-Cap Value Fund	320,971	2,369
Total Value-Mid Cap		2,369
Value-Small Cap — 0.7%		
Old Mutual TS&W Small Cap Value Fund	21,171	322
Total Value-Small Cap		322
Total Affiliated Mutual Funds (Cost $46,256)		47,210

Description	Shares	Value (000)
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	478,120	$ 478
Total Money Market Fund (Cost $478)		478
Total Investments — 100.3% (Cost $46,734)		47,688
Other Assets and Liabilities, Net — (0.3)%		(122)
Total Net Assets — 100.0%		$ 47,566

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$47,210	$—	$—	$47,210
Money Market Fund	478	—	—	478
Total Investments	$47,688	$—	$—	$47,688

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

- For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 7.49% at net asset value, while the S&P 1500 Index returned 10.07% and the Barclays Capital U.S. Aggregate Index returned 3.87%.

- The Fund's performance during the period benefited from the high yield bond, U.S. mid-cap value, and U.S. real estate investment trust asset classes. The international equity, short-term bond, and U.S. small-cap growth asset classes detracted from performance.

- Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual International Equity Fund were among the contributors to overall performance.

- Old Mutual Advantage Growth Fund (no longer a Fund holding), Old Mutual Growth Fund (no longer a Fund holding) and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 7.49% at net asset value, while the S&P 1500 Index returned 10.07% and the Barclays Capital U.S. Aggregate Index returned 3.87%. Performance for all share classes can be found on page 10.

Q. What investment environment did the Fund face during the past period?

A. The past six-month period saw a rally in the global economy. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes that data may show that the longest post-war recession ended sometime during the second or third quarter of 2009, but long-term structural damage to the economic environment has been done.

All of the major asset classes were up between August 1, 2009 and January 31, 2010. During this period the S&P 500 Index returned 9.87%, while the MSCI EAFE Index returned 6.93% over this same period. From a bond perspective, the Barclays Capital U.S. Aggregate Index was up 3.87% while non-U.S. bonds performance lagged their U.S. counterparts.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for a 60% equity and 40% fixed income allocation. The Fund's performance during the period benefited from the high yield bond, U.S. mid-cap value, and U.S. real estate investment trust asset classes. The international equity, short-term bond, and U.S. small-cap growth asset classes detracted from performance. Additionally, in December 2009, Ibbotson implemented a tactical overweight to U.S. large-cap equity which hurt Fund performance during December 2009 and January 2010.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual International Equity Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund (no longer a Fund holding), Old Mutual Growth Fund (no longer a Fund holding) and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.

Q. What is the investment outlook?

A. Ibbotson believes concerns still exist in the economy, namely limited credit opportunities, central banks faced with excess liquidity, near record-high unemployment, an unstable housing market, and increased regulations. On a positive note, however, Ibbotson believes these macroeconomic conditions should keep inflation in check, and despite these headwinds, current market prices, technical indicators, momentum, and investor sentiment may cause the current rally to persist for some time. Ibbotson notes that given the current situation, several challenges have presented themselves. Ibbotson points out that equities appear either fully priced or expensive, while cash and short-to-intermediate-term bonds have low yields and are likely to lose money once yields return to their normal ranges. Ibbotson points out though that, globally, the economic picture has improved in many countries, and if corporate earnings improve, there may be opportunities across the board. Therefore, Ibbotson is carefully monitoring all asset classes.

Top Ten Holdings as of January 31, 2010	
Old Mutual Barrow Hanley Core Bond Fund	24.3%
Old Mutual Barrow Hanley Value Fund	13.7%
Old Mutual International Equity Fund	12.6%
Old Mutual Large Cap Growth Fund	7.3%
Old Mutual TS&W Mid-Cap Value Fund	7.1%
Old Mutual TS&W Small Cap Value Fund	6.0%
Old Mutual Focused Fund	5.9%
Old Mutual Dwight Intermediate Fixed Income Fund	5.8%
Old Mutual Dwight Short Term Fixed Income Fund	4.6%
Old Mutual Dwight High Yield Fund	4.3%
As a % of Total Fund Investments	91.6%

Asset Allocation Balanced Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of January 31, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	1.27%	21.45%	2.21%	3.04%
Class A without load	09/30/04	7.49%	28.91%	3.43%	4.19%
Class C with load	09/30/04	6.09%	27.03%	2.67%	3.45%
Class C without load	09/30/04	7.09%	28.03%	2.67%	3.45%
Class Z	12/09/05	7.50%	29.19%	n/a	2.54%
Institutional Class	09/30/04	7.61%	29.28%	3.67%	4.44%
S&P 1500 Index	09/30/04	10.07%	34.12%	0.46%	1.70%
Barclays Capital U.S. Aggregate Index	09/30/04	3.87%	8.51%	5.16%	5.13%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 1.70% and 1.55%; 2.42% and 2.30%; 2.32% and 1.30%; and 1.49% and 1.30%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.3%		
Government/Corporate — 39.1%		
Old Mutual Barrow Hanley Core Bond Fund	2,106,856	$ 22,101
Old Mutual Dwight High Yield Fund	367,253	3,882
Old Mutual Dwight Intermediate Fixed Income Fund	513,914	5,267
Old Mutual Dwight Short Term Fixed Income Fund	417,347	4,207
Total Government/Corporate		35,457
Growth — 1.6%		
Old Mutual Copper Rock Emerging Growth Fund*	172,022	1,459
Total Growth		1,459
Growth-Large Cap — 7.4%		
Old Mutual Large Cap Growth Fund	449,741	6,679
Total Growth-Large Cap		6,679
Growth-Small Cap — 0.8%		
Old Mutual Strategic Small Company Fund	80,834	689
Total Growth-Small Cap		689
International Equity — 12.6%		
Old Mutual International Equity Fund	1,424,912	11,428
Total International Equity		11,428
Market Neutral-Equity — 3.0%		
Old Mutual Analytic U.S. Long/Short Fund	266,263	2,665
Total Market Neutral-Equity		2,665
Sector Fund-Real Estate — 2.1%		
Old Mutual Heitman REIT Fund	309,286	1,899
Total Sector Fund-Real Estate		1,899
Value — 19.6%		
Old Mutual Barrow Hanley Value Fund	2,200,322	12,476
Old Mutual Focused Fund	261,312	5,323
Total Value		17,799
Value-Mid Cap — 7.1%		
Old Mutual TS&W Mid-Cap Value Fund	875,926	6,464
Total Value-Mid Cap		6,464

Description	Shares	Value (000)
Value-Small Cap — 6.0%		
Old Mutual TS&W Small Cap Value Fund	357,362	$ 5,431
Total Value-Small Cap		5,431
Total Affiliated Mutual Funds (Cost $94,162)		89,970
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	914,348	914
Total Money Market Fund (Cost $914)		914
Total Investments — 100.3% (Cost $95,076)		90,884
Other Assets and Liabilities, Net — (0.3)%		(240)
Total Net Assets — 100.0%		$ 90,644

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$89,970	$—	$—	$89,970
Money Market Fund	914	—	—	914
Total Investments	$90,884	$—	$—	$90,884

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned 7.82% at net asset value, while the S&P 1500 Index returned 10.07% and the Barclays Capital U.S. Aggregate Index returned 3.87%.*

• *The Fund's performance during the period benefited from the U.S. mid-cap growth, U.S. mid-cap value, and U.S. real estate investment trust asset classes. The international equity, short-term bond, and U.S. small-cap growth asset classes detracted from performance.*

• *Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Large Cap Growth Fund were among the contributors to overall performance.*

• *Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned 7.82% at net asset value, while the S&P 1500 Index returned 10.07% and the Barclays Capital U.S. Aggregate Index returned 3.87%. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past period?

A. The past six-month period saw a rally in the global economy. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes that data may show that the longest post-war recession ended sometime during the second or third quarter of 2009, but long-term structural damage to the economic environment has been done.

All of the major asset classes were up between August 1, 2009 and January 31, 2010. During this period the S&P 500 Index returned 9.87%, while the MSCI EAFE Index returned 6.93% over this same period. From a bond perspective, the Barclays Capital U.S. Aggregate Index was up 3.87% while non-U.S. bonds performance lagged their U.S. counterparts.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for an 80% equity and 20% fixed income allocation. The Fund's performance during the period benefited from the U.S. mid-cap growth, U.S. mid-cap value, and U.S. real estate investment trust asset classes. The international equity, short-term bond, and U.S. small-cap growth asset classes detracted from performance. Additionally, in December 2009, Ibbotson implemented a tactical overweight to U.S. large-cap equity which hurt Fund performance during December 2009 and January 2010.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Large Cap Growth Fund were among the contributors to overall performance. Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.

Q. What is the investment outlook?

A. Ibbotson believes concerns still exist in the economy, namely limited credit opportunities, central banks faced with excess liquidity, near record-high unemployment, an unstable housing market, and increased regulations. On a positive note, however, Ibbotson believes these macroeconomic conditions should keep inflation in check, and despite these headwinds, current market prices, technical indicators, momentum, and investor sentiment may cause the current rally to persist for some time. Ibbotson notes that given the current situation, several challenges have presented themselves. Ibbotson points out that equities appear either fully priced or expensive, while cash and short-to-intermediate-term bonds have low yields and are likely to lose money once yields return to their normal ranges. Ibbotson points out though that, globally, the economic picture has improved in many countries, and if corporate earnings improve, there may be opportunities across the board. Therefore, Ibbotson is carefully monitoring all asset classes.

Top Ten Holdings
as of January 31, 2010

Old Mutual International Equity Fund	18.1%
Old Mutual Barrow Hanley Core Bond Fund	15.6%
Old Mutual Barrow Hanley Value Fund	15.4%
Old Mutual TS&W Small Cap Value Fund	10.4%
Old Mutual Large Cap Growth Fund	10.0%
Old Mutual TS&W Mid-Cap Value Fund	8.8%
Old Mutual Focused Fund	7.0%
Old Mutual Analytic U.S. Long/Short Fund	4.8%
Old Mutual Heitman REIT Fund	4.0%
Old Mutual Copper Rock Emerging Growth Fund	1.9%
As a % of Total Fund Investments	96.0%

Asset Allocation
Moderate Growth Portfolio

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	1.63%	24.85%	0.66%	1.77%
Class A without load	09/30/04	7.82%	32.46%	1.87%	2.90%
Class C with load	09/30/04	6.42%	30.55%	1.12%	2.15%
Class C without load	09/30/04	7.42%	31.55%	1.12%	2.15%
Class Z	12/09/05	7.98%	32.94%	n/a	0.24%
Institutional Class	09/30/04	8.01%	32.97%	2.16%	3.21%
S&P 1500 Index	09/30/04	10.07%	34.12%	0.46%	1.70%
Barclays Capital U.S. Aggregate Index	09/30/04	3.87%	8.51%	5.16%	5.13%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 1.98% and 1.56%; 2.68% and 2.31%; 3.63% and 1.31%; and 1.60% and 1.31%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.1%		
Government/Corporate — 18.1%		
Old Mutual Barrow Hanley Core Bond Fund	1,580,468	$ 16,579
Old Mutual Dwight Intermediate Fixed Income Fund	194,333	1,992
Old Mutual Dwight Short Term Fixed Income Fund	65,733	662
Total Government/Corporate		19,233
Growth — 1.9%		
Old Mutual Copper Rock Emerging Growth Fund*	241,363	2,047
Total Growth		2,047
Growth-Large Cap — 10.0%		
Old Mutual Large Cap Growth Fund	715,082	10,619
Total Growth-Large Cap		10,619
Growth-Small Cap — 0.7%		
Old Mutual Strategic Small Company Fund	88,642	755
Total Growth-Small Cap		755
International Equity — 18.1%		
Old Mutual International Equity Fund	2,394,920	19,207
Total International Equity		19,207
Market Neutral-Equity — 4.8%		
Old Mutual Analytic U.S. Long/Short Fund	506,565	5,071
Total Market Neutral-Equity		5,071
Sector Fund-Real Estate — 4.0%		
Old Mutual Heitman REIT Fund	696,868	4,279
Total Sector Fund-Real Estate		4,279
Value — 22.4%		
Old Mutual Barrow Hanley Value Fund	2,881,806	16,340
Old Mutual Focused Fund	363,347	7,401
Total Value		23,741
Value-Mid Cap — 8.8%		
Old Mutual TS&W Mid-Cap Value Fund	1,271,965	9,387
Total Value-Mid Cap		9,387
Value-Small Cap — 10.3%		
Old Mutual TS&W Small Cap Value Fund	722,809	$ 10,986
Total Value-Small Cap		10,986
Total Affiliated Mutual Funds (Cost $116,731)		**105,325**
Money Market Fund — 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	784,185	784
Total Money Market Fund (Cost $784)		**784**
Total Investments — 99.9% (Cost $117,515)		**106,109**
Other Assets and Liabilities, Net — 0.1%		**143**
Total Net Assets — 100.0%		**$ 106,252**

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$105,325	$—	$—	$105,325
Money Market Fund	784	—	—	784
Total Investments	$106,109	$—	$—	$106,109

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.
15

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P 1500 Index. The Fund's Class A shares posted an 8.90% return at net asset value versus a 10.07% return for the benchmark.*

• *The Fund's performance during the period benefited from the U.S. mid-cap growth, U.S. mid-cap value, and U.S. real estate investment trust ("REIT") asset classes. The international equity, non-U.S. REIT, and U.S. small-cap growth asset classes detracted from performance.*

• *Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Large Cap Growth Fund were among the contributors to overall performance.*

• *Old Mutual Advantage Growth Fund (no longer a Fund holding), Old Mutual Growth Fund (no longer a Fund holding) and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2010, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P 1500 Index. The Fund's Class A shares posted an 8.90% return at net asset value versus a 10.07% return for the benchmark. Performance for all share classes can be found on page 18.

Q. What investment environment did the Fund face during the past period?

A. The past six-month period saw a rally in the global economy. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, believes that data may show that the longest post-war recession ended sometime during the second or third quarter of 2009, but long-term structural damage to the economic environment has been done.

All of the major asset classes were up between August 1, 2009 and January 31, 2010. During this period the S&P 500 Index returned 9.87%, while the MSCI EAFE Index returned 6.93% over this same period. From a bond perspective, the Barclays Capital U.S. Aggregate Index was up 3.87% while non-U.S. bonds performance lagged their U.S. counterparts.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund typically has an all equity allocation. The Fund's performance during the period benefited from the U.S. mid-cap growth, U.S. mid-cap value, and U.S. real estate investment trust ("REIT") asset classes. The international equity, non-U.S. REIT, and U.S. small-cap growth asset classes detracted from performance. Additionally, in December 2009, Ibbotson implemented a tactical overweight to U.S. large-cap equity which hurt Fund performance during December 2009 and January 2010.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Large Cap Growth Fund were among the contributors to overall performance. Old Mutual Advantage Growth Fund (no longer a Fund holding), Old Mutual Growth Fund (no longer a Fund holding) and Old Mutual Copper Rock Emerging Growth Fund were among the detractors from overall performance this period.

Q. What is the investment outlook?

A. Ibbotson believes concerns still exist in the economy, namely limited credit opportunities, central banks faced with excess liquidity, near record-high unemployment, an unstable housing market, and increased regulations. On a positive note, however, Ibbotson believes these macroeconomic conditions should keep inflation in check, and despite these headwinds, current market prices, technical indicators, momentum, and investor sentiment may cause the current rally to persist for some time. Ibbotson notes that given the current situation, several challenges have presented themselves. Ibbotson points out that equities appear either fully priced or expensive, while cash and short-to-intermediate-term bonds have low yields and are likely to lose money once yields return to their normal ranges. Ibbotson points out though that, globally, the economic picture has improved in many countries, and if corporate earnings improve, there may be opportunities across the board. Therefore, Ibbotson is carefully monitoring all asset classes.

Top Ten Holdings
as of January 31, 2010

Old Mutual International Equity Fund	25.2%
Old Mutual Barrow Hanley Value Fund	18.0%
Old Mutual Large Cap Growth Fund	12.0%
Old Mutual TS&W Mid-Cap Value Fund	10.1%
Old Mutual TS&W Small Cap Value Fund	9.6%
Old Mutual Heitman REIT Fund	7.6%
Old Mutual Focused Fund	7.2%
Old Mutual Analytic U.S. Long/Short Fund	4.4%
Old Mutual Copper Rock Emerging Growth Fund	3.5%
Old Mutual Strategic Small Company Fund	1.5%
As a % of Total Fund Investments	99.1%

Asset Allocation Growth Portfolio

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	2.62%	29.36%	(0.40)%	1.08%
Class A without load	09/30/04	8.90%	37.27%	0.79%	2.20%
Class C with load	09/30/04	7.49%	35.23%	0.05%	1.44%
Class C without load	09/30/04	8.49%	36.23%	0.05%	1.44%
Class Z	12/09/05	9.14%	37.72%	n/a	(1.74)%
Institutional Class	09/30/04	9.03%	37.58%	1.02%	2.44%
S&P 1500 Index	09/30/04	10.07%	34.12%	0.46%	1.70%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 2.08% and 1.62%; 2.80% and 2.37%; 4.55% and 1.37%; and 1.55% and 1.37%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.6%		
Growth — 3.5%		
Old Mutual Copper Rock Emerging Growth Fund*	267,125	$ 2,265
Total Growth		2,265
Growth-Large Cap — 12.1%		
Old Mutual Large Cap Growth Fund	528,914	7,855
Total Growth-Large Cap		7,855
Growth-Small Cap — 1.5%		
Old Mutual Strategic Small Company Fund	111,542	950
Total Growth-Small Cap		950
International Equity — 25.3%		
Old Mutual International Equity Fund	2,053,854	16,472
Total International Equity		16,472
Market Neutral-Equity — 4.4%		
Old Mutual Analytic U.S. Long/Short Fund	288,731	2,890
Total Market Neutral-Equity		2,890
Sector Fund-Real Estate — 7.7%		
Old Mutual Heitman REIT Fund	815,443	5,007
Total Sector Fund-Real Estate		5,007
Value — 25.3%		
Old Mutual Barrow Hanley Value Fund	2,072,468	11,751
Old Mutual Focused Fund	230,714	4,700
Total Value		16,451
Value-Mid Cap — 10.1%		
Old Mutual TS&W Mid-Cap Value Fund	894,741	6,603
Total Value-Mid Cap		6,603
Value-Small Cap — 9.7%		
Old Mutual TS&W Small Cap Value Fund	414,774	6,304
Total Value-Small Cap		6,304
Total Affiliated Mutual Funds (Cost $75,113)		64,797

Description	Shares	Value (000)
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	568,963	$ 569
Total Money Market Fund (Cost $569)		569
Total Investments — 100.5% (Cost $75,682)		65,366
Other Assets and Liabilities, Net — (0.5)%		(290)
Total Net Assets — 100.0%		$ 65,076

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$64,797	$—	$—	$64,797
Money Market Fund	569	—	—	569
Total Investments	$65,366	$—	$—	$65,366

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

19

Notes to Schedule of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2010.

Cost figures are shown with “000’s” omitted.

The accompanying notes are an integral part of the financial statements.

20

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JANUARY 31, 2010 (UNAUDITED)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 46,256	$ 94,162	$ 116,731	$ 75,113
Investment in Unaffiliated Funds, at cost	478	914	784	569
Investment in Affiliated Funds, at value	$ 47,210	$ 89,970	$ 105,325	$ 64,797
Investment in Unaffiliated Funds, at value	478	914	784	569
Receivable for Capital Shares Sold	26	97	22	70
Receivable for Investment Securities Sold	276	—	541	—
Receivable from Investment Adviser	13	24	45	35
Receivable for Dividends from Affiliated Funds	139	151	71	—
Other Assets	8	12	11	10
Prepaid Trustee's Fees	1	—	—	1
Total Assets	48,151	91,168	106,799	65,482
Liabilities:				
Payable for Investment Securities Purchased	139	151	71	—
Payable for Capital Shares Redeemed	407	284	350	318
Payable for Administration Fees	4	8	9	6
Payable for Distribution & Service Fees	8	18	22	12
Payable for Management Fees	8	16	24	15
Payable for Trustees' Fees	—	1	—	—
Accrued Expenses	19	46	71	55
Total Liabilities	585	524	547	406
Net Assets	$ 47,566	$ 90,644	$ 106,252	$ 65,076
Net Assets:				
Paid–in Capital ($0.001 par value, unlimited authorization)	$ 50,194	$ 120,424	$ 159,462	$ 112,252
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	(302)	(237)	(90)	529
Accumulated Net Realized Loss on Investments	(3,280)	(25,351)	(41,714)	(37,389)
Net Unrealized Appreciation or Depreciation on Investments	954	(4,192)	(11,406)	(10,316)
Net Assets	$ 47,566	$ 90,644	$ 106,252	$ 65,076
Net Assets – Class A	$ 13,520	$ 24,176	$ 25,845	$ 19,548
Net Assets – Class C	27,465	65,578	79,802	42,175
Net Assets – Class Z	1,234	864	598	2,687
Net Assets – Institutional Class	5,347	26	7	666
Outstanding Shares of Beneficial Interest – Class A	1,327,894	2,477,430	2,766,520	2,113,754
Outstanding Shares of Beneficial Interest – Class C	2,709,619	6,732,454	8,712,395	4,742,526
Outstanding Shares of Beneficial Interest – Class Z	121,056	88,424	63,554	286,756
Outstanding Shares of Beneficial Interest – Institutional Class	524,212	2,699	692	71,101
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.18	$ 9.76	$ 9.34	$ 9.25
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 10.80	$ 10.36	$ 9.91	$ 9.81
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 10.14	$ 9.74	$ 9.16	$ 8.89
Net Asset Value, Offering and Redemption Price Per Share – Class Z ^	$ 10.19	$ 9.77	$ 9.42	$ 9.37
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.20	$ 9.74	$ 9.42	$ 9.36

† Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.

^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2010 (UNAUDITED)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 1,225	$ 2,021	$ 2,119	$ 1,640
Dividends	—	1	1	1
Total Investment Income	1,225	2,022	2,120	1,641
Expenses:				
Management Fees	51	102	153	107
Administration Fees	25	51	61	43
Trustees' Fees	16	34	41	28
Professional Fees	12	26	32	23
Transfer Agent Fees	24	66	114	91
Registration and SEC Fees	15	24	25	23
Distribution and Service Fees:				
Class A	18	33	34	26
Class C	148	367	444	235
Other Expenses	10	22	30	23
Total Expenses	319	725	934	599
Less:				
Net Waiver of Management Fees	(51)	(102)	(153)	(107)
Reimbursement of Other Expenses by Investment Adviser	(11)	(25)	(107)	(94)
Net Expenses	257	598	674	398
Net Investment Income	968	1,424	1,446	1,243
Net Realized Loss from Affiliated Funds[1]	(1,832)	(12,101)	(20,191)	(19,534)
Net Capital Gain Distributions Received from Affiliated Funds[1]	596	700	465	—
Net Change in Unrealized Appreciation on Investments	3,458	17,340	27,843	26,579
Net Realized and Unrealized Gain on Investments	2,222	5,939	8,117	7,045
Increase in Net Assets Resulting from Operations	$ 3,190	$ 7,363	$ 9,563	$ 8,288

[1] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Fund	
	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09
Investment Activities:								
Net Investment Income	$ 968	$ 2,060	$ 1,424	$ 3,240	$ 1,446	$ 2,090	$ 1,243	$ 728
Net Realized Gain (Loss) from Investments	(1,236)	(3,337)	(11,401)	(21,707)	(19,726)	(36,992)	(19,534)	(27,279)
Net Change in Unrealized Appreciation (Depreciation) on Investments	3,458	190	17,340	(4,606)	27,843	(8,437)	26,579	(11,189)
Net Increase (Decrease) in Net Assets Resulting from Operations	3,190	(1,087)	7,363	(23,073)	9,563	(43,339)	8,288	(37,740)
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(431)	(780)	(554)	(1,272)	(637)	(587)	(405)	—
Class C	(780)	(1,442)	(1,257)	(2,163)	(1,415)	(969)	(576)	—
Class Z	(29)	(12)	(20)	(30)	(15)	(11)	(16)	—
Institutional Class	(210)	(104)	(40)	(196)	(178)	(147)	(435)	—
Net Realized Gains from Investment Transactions:								
Class A	—	(295)	—	(1,669)	—	(2,257)	—	(1,804)
Class C	—	(664)	—	(4,327)	—	(7,891)	—	(4,015)
Class Z	—	(4)	—	(33)	—	(34)	—	(41)
Institutional Class	—	(46)	—	(205)	—	(475)	—	(1,203)
Total Dividends and Distributions	(1,450)	(3,347)	(1,871)	(9,895)	(2,245)	(12,371)	(1,432)	(7,063)
Capital Share Transactions:								
Class A								
Shares Issued	1,753	7,206	2,093	8,898	2,221	3,676	1,781	3,171
Shares Issued upon Reinvestment of Distributions	331	809	420	2,360	517	2,280	324	1,341
Redemption Fees	—	—	—	2	—	—	—	—
Shares Redeemed	(2,668)	(8,949)	(5,023)	(21,304)	(4,040)	(19,500)	(4,515)	(14,341)
Total Class A Capital Share Transactions	(584)	(934)	(2,510)	(10,044)	(1,302)	(13,544)	(2,410)	(9,829)
Class C								
Shares Issued	2,248	12,306	3,076	13,644	2,983	13,331	1,307	7,332
Shares Issued upon Reinvestment of Distributions	418	1,091	732	3,455	825	4,804	395	2,553
Redemption Fees	—	—	—	3	—	1	—	—
Shares Redeemed	(7,727)	(13,372)	(19,543)	(37,633)	(21,631)	(39,660)	(11,106)	(19,285)
Total Class C Capital Share Transactions	(5,061)	25	(15,735)	(20,531)	(17,823)	(21,524)	(9,404)	(9,400)
Class Z								
Shares Issued	1,226	54	141	162	51	10	2,777	92
Shares Issued upon Reinvestment of Distributions	29	16	20	62	15	45	16	41
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(256)	(448)	(6)	(138)	—	(1)	(710)	(4)
Total Class Z Capital Share Transactions	999	(378)	155	86	66	54	2,083	129
Institutional Class								
Shares Issued	546	6,622	32	1,326	24	2,709	657	4,961
Shares Issued upon Reinvestment of Distributions	165	150	40	401	178	622	435	1,203
Shares Redeemed	(1,587)	(7,259)	(2,199)	(4,873)	(8,820)	(2,567)	(20,335)	(6,582)
Total Institutional Class Capital Share Transactions	(876)	(487)	(2,127)	(3,146)	(8,618)	764	(19,243)	(418)
Decrease in Net Assets Derived from Capital Shares Transactions	(5,522)	(1,774)	(20,217)	(33,635)	(27,677)	(34,250)	(28,974)	(19,518)
Total Decrease in Net Assets	(3,782)	(6,208)	(14,725)	(66,603)	(20,359)	(89,960)	(22,118)	(64,321)
Net Assets:								
Beginning of Period	51,348	57,556	105,369	171,972	126,611	216,571	87,194	151,515
End of Period	$47,566	$ 51,348	$ 90,644	$105,369	$106,252	$126,611	$ 65,076	$ 87,194
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ (302)	$ 180	$ (237)	$ 210	$ (90)	$ 709	$ 529	$ 718

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted) And for the Six-Month Period Ended January 31, 2010 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2010	$ 9.84	$ 0.22	$ 0.44	$—	$ 0.66	$(0.32)	$ —	$(0.32)	$10.18	6.69%	$ 13,520	0.61%	0.87%	4.22%	26.84%
2009	10.76	0.48	(0.61)	—	(0.13)	(0.57)	(0.22)	(0.79)	9.84	(0.49)%	13,632	0.65%	0.86%	5.09%	39.55%
2008	11.30	0.29	(0.25)	—	0.04	(0.31)	(0.27)	(0.58)	10.76	0.24%	15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
2005**	10.00	0.16	0.47	—	0.63	(0.10)	—	(0.10)	10.53	6.36%	6,684	1.50%	4.68%	1.87%	170.31%
Class C															
2010	$ 9.80	$ 0.18	$ 0.44	$—	$ 0.62	$(0.28)	$ —	$(0.28)	$10.14	6.30%	$ 27,465	1.36%	1.60%	3.44%	26.84%
2009	10.66	0.39	(0.58)	—	(0.19)	(0.45)	(0.22)	(0.67)	9.80	(1.20)%	31,465	1.41%	1.54%	4.23%	39.55%
2008	11.25	0.21	(0.25)	—	(0.04)	(0.28)	(0.27)	(0.55)	10.66	(0.47)%	34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
2005**	10.00	0.10	0.47	—	0.57	(0.07)	—	(0.07)	10.50	5.75%	7,914	2.25%	4.92%	1.15%	170.31%
Class Z															
2010	$ 9.85	$ 0.24	$ 0.43	$—	$ 0.67	$(0.33)	$ —	$(0.33)	$10.19	6.81%	$ 1,234	0.36%	1.46%	4.57%	26.84%
2009	10.78	0.44	(0.54)	—	(0.10)	(0.61)	(0.22)	(0.83)	9.85	(0.17)%	234	0.40%	7.77%	4.56%	39.55%
2008	11.30	0.32	(0.25)	—	0.07	(0.32)	(0.27)	(0.59)	10.78	0.54%	640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
2006***	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2010	$ 9.86	$ 0.23	$ 0.44	$—	$ 0.67	$(0.33)	$ —	$(0.33)	$10.20	6.81%	$ 5,347	0.36%	0.49%	4.51%	26.84%
2009	10.79	0.47	(0.58)	—	(0.11)	(0.60)	(0.22)	(0.82)	9.86	(0.19)%	6,017	0.40%	1.43%	4.85%	39.55%
2008	11.32	0.32	(0.26)	—	0.06	(0.32)	(0.27)	(0.59)	10.79	0.41%	6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
2005**	10.00	0.16	0.50	—	0.66	(0.12)	—	(0.12)	10.54	6.60%	5,193	1.25%	6.95%	1.82%	170.31%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2010	$ 9.28	$ 0.17	$ 0.53	$—	$ 0.70	$(0.22)	$ —	$(0.22)	$ 9.76	7.49%	$ 24,176	0.64%	0.90%	3.37%	27.71%
2009	11.27	0.29	(1.46)	—	(1.17)	(0.36)	(0.46)	(0.82)	9.28	(9.30)%	25,356	0.65%	0.79%	3.30%	29.74%
2008	12.68	0.21	(0.74)#	—	(0.53)	(0.26)	(0.62)	(0.88)	11.27	(4.59)%#	44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
2005**	10.00	0.10	0.98	—	1.08	(0.06)	—	(0.06)	11.02	10.83%	19,481	1.55%	4.42%	1.13%	125.19%
Class C															
2010	$ 9.26	$ 0.13	$ 0.53	$—	$ 0.66	$(0.18)	$ —	$(0.18)	$ 9.74	7.09%	$ 65,578	1.39%	1.61%	2.57%	27.71%
2009	11.17	0.22	(1.44)	—	(1.22)	(0.23)	(0.46)	(0.69)	9.26	(10.00)%	77,330	1.40%	1.51%	2.46%	29.74%
2008	12.64	0.11	(0.73)#	—	(0.62)	(0.23)	(0.62)	(0.85)	11.17	(5.34)%#	120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
2005**	10.00	0.03	1.00	—	1.03	(0.03)	—	(0.03)	11.00	10.31%	24,342	2.30%	4.92%	0.38%	125.19%
Class Z															
2010	$ 9.30	$ 0.18	$ 0.52	$—	$ 0.70	$(0.23)	$ —	$(0.23)	$ 9.77	7.50%	$ 864	0.39%	1.98%	3.68%	27.71%
2009	11.31	0.31	(1.46)	—	(1.15)	(0.40)	(0.46)	(0.86)	9.30	(9.00)%	672	0.40%	1.41%	3.53%	29.74%
2008	12.70	0.23	(0.74)#	—	(0.51)	(0.26)	(0.62)	(0.88)	11.31	(4.40)%#	732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
2006***	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2010	$ 9.26	$ 0.19	$ 0.52	$—	$ 0.71	$(0.23)	$ —	$(0.23)	$ 9.74	7.61%	$ 26	0.39%	1.12%	3.87%	27.71%
2009	11.28	0.30	(1.46)	—	(1.16)	(0.40)	(0.46)	(0.86)	9.26	(9.13)%	2,011	0.40%	0.58%	3.35%	29.74%
2008	12.71	0.27	(0.78)#	—	(0.51)	(0.30)	(0.62)	(0.92)	11.28	(4.46)%#	6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%
2005**	10.00	0.10	1.01	—	1.11	(0.07)	—	(0.07)	11.04	11.15%	11,303	1.30%	6.08%	1.14%	125.19%

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
Class A															
2010	$ 8.87	$ 0.14	$ 0.56	$—	$ 0.70	$ (0.23)	$ —	$ (0.23)	$ 9.34	7.82%	$ 25,845	0.57%	1.05%	2.92%	31.09%
2009	11.91	0.17	(2.37)	—	(2.20)	(0.16)	(0.68)	(0.84)	8.87	(17.27)%	25,782	0.57%	0.99%	2.00%	31.90%
2008	13.76	0.10	(1.11)#	—	(1.01)	(0.15)	(0.69)	(0.84)	11.91	(7.86)%#	52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
2005**	10.00	0.06	1.25	—	1.31	(0.01)	—	(0.01)	11.30	13.11%	17,736	1.55%	4.92%	0.70%	98.50%
Class C															
2010	$ 8.67	$ 0.10	$ 0.55	$—	$ 0.65	$ (0.16)	$ —	$ (0.16)	$ 9.16	7.42%	$ 79,802	1.32%	1.72%	2.10%	31.09%
2009	11.63	0.11	(2.31)	—	(2.20)	(0.08)	(0.68)	(0.76)	8.67	(17.90)%	92,373	1.32%	1.69%	1.33%	31.90%
2008	13.59	—	(1.08)#	—	(1.08)	(0.19)	(0.69)	(0.88)	11.63	(8.55)%#	154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
2005**	10.00	—	1.24	—	1.24	—	—	—	11.24	12.44%	30,905	2.30%	5.44%	(0.03)%	98.50%
Class Z															
2010	$ 8.95	$ 0.16	$ 0.56	$—	$ 0.72	$ (0.25)	$ —	$ (0.25)	$ 9.42	7.98%	$ 598	0.32%	2.36%	3.22%	31.09%
2009	12.02	0.20	(2.40)	—	(2.20)	(0.19)	(0.68)	(0.87)	8.95	(17.07)%	508	0.32%	2.64%	2.34%	31.90%
2008	13.84	0.13	(1.11)#	—	(0.98)	(0.15)	(0.69)	(0.84)	12.02	(7.64)%#	600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
2006***	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2010	$ 8.95	$ 0.17	$ 0.56	$—	$ 0.73	$ (0.26)	$ —	$ (0.26)	$ 9.42	8.01%	$ 7	0.32%	0.67%	3.45%	31.09%
2009	12.01	0.19	(2.38)	—	(2.19)	(0.19)	(0.68)	(0.87)	8.95	(16.99)%	7,948	0.32%	0.61%	2.21%	31.90%
2008	13.82	0.13	(1.11)#	—	(0.98)	(0.14)	(0.69)	(0.83)	12.01	(7.59)%#	8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%
2005**	10.00	0.07	1.27	—	1.34	(0.01)	—	(0.01)	11.33	13.43%	6,279	1.30%	6.81%	0.79%	98.50%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted) And for the Six-Month Period Ended January 31, 2010 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
Old Mutual Asset Allocation Growth Portfolio															
Class A															
2010	$ 8.66	$ 0.15	$ 0.63	$—	$ 0.78	$(0.19)	$ —	$(0.19)	$ 9.25	8.90%	$ 19,548	0.57%	1.13%	3.17%	33.66%
2009	12.33	0.10	(3.12)	—	(3.02)	—	(0.65)	(0.65)	8.66	(23.55)%	20,556	0.56%	1.03%	1.14%	27.09%
2008	14.82	0.07	(1.67)#	—	(1.60)	(0.20)	(0.69)	(0.89)	12.33	(11.45)%#	43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
2005**	10.00	0.03	1.66	—	1.69	(0.01)	—	(0.01)	11.68	16.91%	10,443	1.60%	5.02%	0.33%	59.93%
Class C															
2010	$ 8.30	$ 0.11	$ 0.60	$—	$ 0.71	$(0.12)	$ —	$(0.12)	$ 8.89	8.49%	$ 42,175	1.32%	1.81%	2.33%	33.66%
2009	11.95	0.03	(3.03)	—	(3.00)	—	(0.65)	(0.65)	8.30	(24.16)%	48,126	1.31%	1.75%	0.42%	27.09%
2008	14.53	(0.04)	(1.61)#	—	(1.65)	(0.24)	(0.69)	(0.93)	11.95	(12.08)%#	83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
2005**	10.00	(0.04)	1.65	—	1.61	—	—	—	11.61	16.15%	13,256	2.35%	5.63%	(0.44)%	59.93%
Class Z															
2010	$ 8.77	$ 0.10	$ 0.71	$—	$ 0.81	$(0.21)	$ —	$(0.21)	$ 9.37	9.14%	$ 2,687	0.32%	1.62%	2.07%	33.66%
2009	12.45	0.12	(3.15)	—	(3.03)	—	(0.65)	(0.65)	8.77	(23.40)%	667	0.32%	3.50%	1.46%	27.09%
2008	14.91	0.09	(1.67)#	—	(1.58)	(0.19)	(0.69)	(0.88)	12.45	(11.25)%#	750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
2006***	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2010	$ 8.77	$ 0.21	$ 0.59	$—	$ 0.80	$(0.21)	$ —	$(0.21)	$ 9.36	9.03%	$ 666	0.32%	0.55%	4.34%	33.66%
2009	12.44	0.12	(3.14)	—	(3.02)	—	(0.65)	(0.65)	8.77	(23.34)%	17,845	0.31%	0.50%	1.39%	27.09%
2008	14.91	0.09	(1.68)#	—	(1.59)	(0.19)	(0.69)	(0.88)	12.44	(11.32)%#	24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%
2005**	10.00	0.04	1.67	—	1.71	(0.01)	—	(0.01)	11.70	17.13%	6,255	1.35%	7.19%	0.43%	59.93%

* Per share amounts for the year or period are calculated based on average outstanding shares.
** Fund commenced operations September 30, 2004.
*** Class commenced operations on December 9, 2005.
# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
†† Ratios for periods less than one year have been annualized.
(1) Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.
26

NOTES TO FINANCIAL STATEMENTS

As of January 31, 2010 (Unaudited)

1. ORGANIZATION

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Semi-Annual Report - the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds," which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Funds' investment adviser, Old Mutual Capital, Inc. (the "Adviser"). In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	90 – 100%	0 – 10%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large- and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Bond Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Copper Rock Emerging Growth Fund seeks to provide investors with capital appreciation. To pursue its objective, the fund normally invests primarily in equity securities of emerging growth companies. The fund emphasizes small- and mid-cap companies in its portfolio, that is, companies with market values generally within the range of market values of issuers included in the Russell 2500™ Growth Index. The fund may invest in emerging growth companies of any size. There is no minimum percentage of assets of either small- or mid-cap companies for the fund's investments, and it has the flexibility to invest substantially in either small- or mid-cap issuers. The fund may at times be invested primarily in small-cap stocks.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High-Yield Bond Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-, medium- and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom, or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000 Growth Index. Each sub-adviser will invest the portion of the fund it manages in not more than 40 large-cap companies.

Old Mutual Strategic Small Company Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000 Growth Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap Value Index.

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000 Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund managed by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by each Board of Trustees of the underlying funds (the "Boards"). The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Boards. The underlying fund's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Boards. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities of an underlying fund managed by the Adviser and traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Boards.

Foreign securities of an underlying fund managed by the Adviser and traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options of an underlying fund managed by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund managed by the Adviser are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosure*s, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of January 31, 2010, for each Fund's investments is included the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2010, there were no material redemption fees collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") effective January 1, 2009, pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	0.61%	1.36%	0.36%	0.36%	December 31, 2010
Old Mutual Asset Allocation Balanced Portfolio	0.64%	1.39%	0.39%	0.39%	December 31, 2010
Old Mutual Asset Allocation Moderate Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2010
Old Mutual Asset Allocation Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2010

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable expense limitation agreement that expired on December 31, 2008 may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement is approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of advisory fees waived and other expenses paid by the Adviser pursuant to the current Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the total operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

At January 31, 2010, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2010	Expires 2011	Expires 2012	Expires 2013	Total
Old Mutual Asset Allocation Conservative Portfolio	$182	$ 98	$ 13	$ 62	$ 355
Old Mutual Asset Allocation Balanced Portfolio	367	155	50	127	699
Old Mutual Asset Allocation Moderate Growth Portfolio	666	336	218	260	1,480
Old Mutual Asset Allocation Growth Portfolio	600	278	120	201	1,199

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2010, it retained the following:

| | Service Fees (000) | | Distribution Fees (000) |
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$1	$ 5	$ 16
Old Mutual Asset Allocation Balanced Portfolio	1	10	31
Old Mutual Asset Allocation Moderate Growth Portfolio	2	13	38
Old Mutual Asset Allocation Growth Portfolio	1	8	25

Other Service Providers — The Bank of New York Mellon serves as custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the semi-annual period ended January 31, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $19,000.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of the Trust and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2010.

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the six-month period ended January 31, 2010 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 13,303	$ 18,763
Old Mutual Asset Allocation Balanced Portfolio	27,384	47,330
Old Mutual Asset Allocation Moderate Growth Portfolio	36,828	64,875
Old Mutual Asset Allocation Growth Portfolio	27,257	56,491

6. Capital Share Transactions

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	172	775	215	968	234	435	191	380
Shares Issued upon Reinvestment of Distributions	32	88	42	284	53	294	33	183
Shares Redeemed	(261)	(952)	(512)	(2,510)	(426)	(2,261)	(485)	(1,687)
Total Class A Share Transactions	(57)	(89)	(255)	(1,258)	(139)	(1,532)	(261)	(1,124)
Class C								
Shares Issued	221	1,330	315	1,571	322	1,618	146	921
Shares Issued upon Reinvestment of Distributions	41	119	74	419	87	636	42	362
Shares Redeemed	(763)	(1,450)	(2,004)	(4,394)	(2,348)	(4,870)	(1,242)	(2,444)
Total Class C Share Transactions	(501)	(1)	(1,615)	(2,404)	(1,939)	(2,616)	(1,054)	(1,161)
Class Z								
Shares Issued	119	6	15	17	5	1	283	11
Shares Issued upon Reinvestment of Distributions	3	2	2	7	2	6	2	5
Shares Redeemed	(25)	(43)	(1)	(17)	—	—	(74)	—
Total Class Z Share Transactions	97	(35)	16	7	7	7	211	16
Institutional Class								
Shares Issued	53	687	3	165	3	373	69	731
Shares Issued upon Reinvestment of Distributions	16	16	4	48	18	79	44	162
Shares Redeemed	(155)	(724)	(222)	(545)	(909)	(300)	(2,077)	(828)
Total Institutional Class Share Transactions	(86)	(21)	(215)	(332)	(888)	152	(1,964)	65
Net Increase in Shares Outstanding	(547)	(146)	(2,069)	(3,987)	(2,959)	(3,989)	(3,068)	(2,204)

Amounts designated as "—" are either 0 or have been rounded to 0.

7. Affiliated Fund of Funds Transactions

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the six-month period ended January 31, 2010 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 1	$ 811	$ —	$ —	$ 1	$ (289)
Old Mutual Analytic US Long/Short Fund	12	363	(32)	853	12	(138)
Old Mutual Barrow Hanley Core Bond Fund	5,515	3,777	545	17,669	367	539
Old Mutual Barrow Hanley Value Fund	284	1,299	232	2,976	34	(555)
Old Mutual Copper Rock Emerging Growth Fund	639	18	(2)	620	—	1
Old Mutual Dwight High Yield Fund	368	2,286	472	3,581	311	150
Old Mutual Dwight Intermediate Fixed Income Fund	3,160	1,044	95	7,212	114	67
Old Mutual Dwight Short Term Fixed Income Fund	1,074	1,696	117	5,202	73	9
Old Mutual Focused Fund	114	160	166	1,578	13	(29)
Old Mutual Growth Fund	42	642	—	—	42	95
Old Mutual International Bond Fund	245	4,572	—	—	170	(431)
Old Mutual International Equity Fund	59	579	(851)	2,804	60	(381)
Old Mutual Large Cap Growth Fund	1,424	355	276	2,024	12	12
Old Mutual TS&W Mid-Cap Fund	15	1,115	(78)	2,369	15	(293)
Old Mutual TS&W Small Cap Value Fund	351	46	14	322	1	3
Total	$13,303	$18,763	$ 954	$47,210	$ 1,225	$ (1,240)

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 8	$ 7,382	$ —	$ —	$ 8	$ (3,358)
Old Mutual Analytic US Long/Short Fund	41	3,257	(1,043)	2,665	41	(1,269)
Old Mutual Barrow Hanley Core Bond Fund	1,969	1,523	997	22,101	482	492
Old Mutual Barrow Hanley Value Fund	3,131	3,935	197	12,476	130	(2,382)
Old Mutual Copper Rock Emerging Growth Fund	1,450	39	45	1,459	—	3
Old Mutual Discover Value Fund	—	2,172	—	—	—	642
Old Mutual Dwight High Yield Fund	406	2,821	536	3,882	343	232
Old Mutual Dwight Intermediate Fixed Income Fund	806	457	132	5,267	100	46
Old Mutual Dwight Short Term Fixed Income Fund	4,969	1,336	33	4,207	33	6
Old Mutual Focused Fund	1,684	676	(694)	5,323	34	(157)
Old Mutual Growth Fund	38	821	—	—	39	130
Old Mutual Heitman Global Real Estate Securities Fund	256	1,492	—	—	256	(593)
Old Mutual Heitman REIT Fund	1,435	146	(33)	1,899	9	(79)
Old Mutual International Bond Fund	297	5,711	—	—	206	(550)
Old Mutual International Equity Fund	241	5,863	(3,616)	11,428	241	(3,745)
Old Mutual Large Cap Growth Fund	8,422	3,680	474	6,679	39	136
Old Mutual Strategic Small Company Fund	3	1,544	(265)	689	3	(634)
Old Mutual TS&W Mid-Cap Value Fund	39	1,600	(1,478)	6,464	40	(421)
Old Mutual TS&W Small Cap Value Fund	2,189	2,875	523	5,431	17	76
Total	$27,384	$47,330	$ (4,192)	$89,970	$ 2,021	$ (11,425)

Notes to Financial Statements — continued

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 11	$10,072	$ —	$ —	$ 11	$ (5,101)
Old Mutual Analytic US Long/Short Fund	75	3,362	(2,045)	5,071	75	(1,291)
Old Mutual Barrow Hanley Core Bond Fund	4,310	1,426	572	16,579	342	348
Old Mutual Barrow Hanley Value Fund	3,230	6,470	353	16,340	180	(3,842)
Old Mutual Copper Rock Emerging Growth Fund	2,120	148	63	2,047	—	12
Old Mutual Discover Value Fund	—	3,912	—	—	—	1,213
Old Mutual Dwight High Yield Fund	36	1,572	—	—	36	128
Old Mutual Dwight Intermediate Fixed Income Fund	1,691	249	15	1,992	21	16
Old Mutual Dwight Short Term Fixed Income Fund	1,103	439	—	662	3	(2)
Old Mutual Focused Fund	1,902	1,528	(1,052)	7,401	52	(348)
Old Mutual Growth Fund	20	1,208	—	—	20	211
Old Mutual Heitman Global Real Estate Securities Fund	638	3,672	—	—	638	(1,509)
Old Mutual Heitman REIT Fund	3,576	443	156	4,279	19	(172)
Old Mutual International Bond Fund	192	3,745	—	—	133	(374)
Old Mutual International Equity Fund	425	10,859	(8,619)	19,207	425	(6,981)
Old Mutual Large Cap Growth Fund	13,485	4,665	723	10,619	63	166
Old Mutual Strategic Small Company Fund	4	4,722	(267)	755	4	(1,755)
Old Mutual TS&W Mid-Cap Value Fund	62	2,495	(2,306)	9,387	62	(611)
Old Mutual TS&W Small Cap Value Fund	3,948	3,888	1,001	10,986	35	128
Total	$36,828	$64,875	$(11,406)	$105,325	$2,119	$(19,764)

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 12	$10,871	$ —	$ —	$ 12	$ (5,365)
Old Mutual Analytic US Long/Short Fund	51	2,866	(1,168)	2,890	51	(1,066)
Old Mutual Barrow Hanley Value Fund	451	6,334	(2,053)	11,751	149	(3,519)
Old Mutual Copper Rock Emerging Growth Fund	2,802	634	48	2,265	—	49
Old Mutual Discover Value Fund	—	2,902	—	—	—	232
Old Mutual Focused Fund	823	2,077	(714)	4,700	46	(434)
Old Mutual Growth Fund	5	167	—	—	5	34
Old Mutual Heitman Global Real Estate Securities Fund	791	4,538	—	—	791	(1,829)
Old Mutual Heitman REIT Fund	4,440	1,858	240	5,007	32	(719)
Old Mutual International Equity Fund	1,128	9,023	(6,493)	16,472	424	(5,832)
Old Mutual Large Cap Growth Fund	11,551	4,500	450	7,855	52	354
Old Mutual Strategic Small Company Fund	5	3,441	(312)	950	5	(1,186)
Old Mutual TS&W Mid-Cap Value Fund	2,271	2,502	(930)	6,603	48	(558)
Old Mutual TS&W Small Cap Value Fund	2,927	4,778	616	6,304	25	272
Total	$27,257	$56,491	$(10,316)	$ 64,797	$1,640	$(19,567)

Amounts designated as "—" are either $0 or have been rounded to $0.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended January 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2009, primarily attributable to reclassifications of capital distributions received from underlying funds for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Asset Allocation Conservative Portfolio	$362	$(362)
Old Mutual Asset Allocation Balanced Portfolio	645	(645)
Old Mutual Asset Allocation Moderate Growth Portfolio	341	(341)

The tax character of dividends and distributions declared during the year or periods ended July 31, 2009 and 2008 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2009	$ 2,678	$ 669	$ 3,347
2008	1,775	670	2,445
Old Mutual Asset Allocation Balanced Portfolio			
2009	6,147	3,748	9,895
2008	8,714	3,306	12,020
Old Mutual Asset Allocation Moderate Growth Portfolio			
2009	4,320	8,051	12,371
2008	11,047	4,608	15,655
Old Mutual Asset Allocation Growth Portfolio			
2009	1,501	5,562	7,063
2008	8,380	3,120	11,500

NOTES TO FINANCIAL STATEMENTS — concluded

As of July 31, 2009, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$182	$—	$ —	$ (1,896)	$ (2,653)	$(1)	$ (4,368)
Old Mutual Asset Allocation Balanced Portfolio	209	—	(1,664)	(13,670)	(20,147)	—	(35,272)
Old Mutual Asset Allocation Moderate Growth Portfolio	709	—	(5,460)	(20,932)	(34,844)	(1)	(60,528)
Old Mutual Asset Allocation Growth Portfolio	722	—	(5,162)	(15,052)	(34,539)	(1)	(54,032)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through July 31, 2009 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2009, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates:

	2017 (000)	Total (000)
Old Mutual Asset Allocation Balanced Portfolio	$1,664	$1,664
Old Mutual Asset Allocation Moderate Growth Portfolio	5,460	5,460
Old Mutual Asset Allocation Growth Portfolio	5,162	5,162

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at January 31, 2010 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 46,734	$1,917	$ (963)	$ 954
Old Mutual Asset Allocation Balanced Portfolio	95,076	2,937	(7,129)	(4,192)
Old Mutual Asset Allocation Moderate Growth Portfolio	117,515	2,883	(14,289)	(11,406)
Old Mutual Asset Allocation Growth Portfolio	75,682	1,354	(11,670)	(10,316)

9. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 **Subsequent Events,** the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no material events that would require disclosure in the Funds' financial statements.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2009 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fᴜɴᴅ Eхᴘᴇɴsᴇs Eхᴀᴍᴘʟᴇ (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2010

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2010.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/01/09	Ending Account Value 1/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,066.90	0.61%	$3.18
Hypothetical 5% Return	1,000.00	1,025.11	0.61	3.11
Old Mutual Asset Allocation Conservative Portfolio – Class C				
Actual Fund Return	1,000.00	1,063.00	1.36	7.07
Hypothetical 5% Return	1,000.00	1,025.07	1.36	6.94
Old Mutual Asset Allocation Conservative Portfolio – Class Z				
Actual Fund Return	1,000.00	1,068.10	0.36	1.88
Hypothetical 5% Return	1,000.00	1,025.12	0.36	1.84
Old Mutual Asset Allocation Conservative Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,068.10	0.36	1.88
Hypothetical 5% Return	1,000.00	1,023.33	0.36	1.84
Old Mutual Asset Allocation Balance Portfolio – Class A				
Actual Fund Return	1,000.00	1,074.90	0.64	3.35
Hypothetical 5% Return	1,000.00	1,025.10	0.64	3.27
Old Mutual Asset Allocation Balance Portfolio – Class C				
Actual Fund Return	1,000.00	1,070.90	1.39	7.26
Hypothetical 5% Return	1,000.00	1,025.07	1.39	7.09

	Beginning Account Value 8/01/09	Ending Account Value 1/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balance Portfolio – Class Z				
Actual Fund Return	$1,000.00	$1,075.00	0.39%	$2.04
Hypothetical 5% Return	1,000.00	1,025.12	0.39	1.99
Old Mutual Asset Allocation Balance Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,076.10	0.39	2.04
Hypothetical 5% Return	1,000.00	1,023.18	0.39	1.99
Old Mutual Asset Allocation Moderate Growth Portfolio – Class A				
Actual Fund Return	1,000.00	1,078.20	0.57	2.99
Hypothetical 5% Return	1,000.00	1,025.11	0.57	2.91
Old Mutual Asset Allocation Moderate Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,074.20	1.32	6.90
Hypothetical 5% Return	1,000.00	1,025.07	1.32	6.74
Old Mutual Asset Allocation Moderate Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,079.80	0.32	1.68
Hypothetical 5% Return	1,000.00	1,025.12	0.32	1.63
Old Mutual Asset Allocation Moderate Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,080.10	0.32	1.68
Hypothetical 5% Return	1,000.00	1,023.53	0.32	1.63

	Beginning Account Value 8/01/09	Ending Account Value 1/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,089.00	0.57%	$3.00
Hypothetical 5% Return	1,000.00	1,025.11	0.57	2.91
Old Mutual Asset Allocation Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,084.90	1.32	6.94
Hypothetical 5% Return	1,000.00	1,025.07	1.32	6.74
Old Mutual Asset Allocation Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,091.40	0.32	1.69
Hypothetical 5% Return	1,000.00	1,025.12	0.32	1.63
Old Mutual Asset Allocation Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,090.30	0.32	1.69
Hypothetical 5% Return	1,000.00	1,023.53	0.32	1.63

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-10-014 03/2010



OLD MUTUAL®
Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2010

Old Mutual Analytic Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Equity Fund

TABLE OF CONTENTS

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. Each of the Funds offers Class A, Class Z and Institutional Class shares. The Old Mutual Analytic Fund also offers Class C shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2010, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2010 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assumes change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of May 2009, the MSCI EAFE Index consisted of the following 21 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Russell 2500™ Growth Index

The Russell 2500™ Growth Index measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500™ Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The six-month period ended January 31, 2010 saw a continuation of the market rally that began in mid-March 2009, during which investors focused on the least expensive, riskiest, lowest quality stocks, as they sought bargains in anticipation of an economic and financial market rebound. The market later rose dramatically, as signs of global economic recovery became more abundant, corporate profits exceeded investors' expectations, and the low-quality focus began to abate in October 2009. Investors shifted to earnings as a key driver of stock attractiveness. Risk conditions began to stabilize under this renewed attention to fundamentals, supporting good stock returns through December 2009. All of the major asset classes were up between August 1, 2009 and January 31, 2010. During this period the S&P 500 Index returned 9.87%, while the MSCI EAFE Index returned 6.93% over this same period. From a bond perspective, the Barclays Capital U.S. Aggregate Index was up 3.87%. The S&P 500's climb stopped, however, during the final month of the period, due to investors seeking safer investments as the debt crisis in Greece and uncertainty around U.S. financial reforms rattled investor confidence.

Many of the sub-advisers believe that global economic recovery will continue to be subdued as lending growth remains restricted in most economies, and that a key source of global economic recovery will likely be the emerging markets which are experiencing good growth that is likely to be sustained. Recent indications show that investors are returning to a more typical focus on the objective fundamentals of stocks, whereby data such as earnings are driving decision making, as opposed to other forms of sentiment. While the sub-advisers expect there to be continued moderate market volatility over the near-term, they believe markets will begin normalizing overall.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2010, the Old Mutual Analytic Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares posted a 0.58% return at net asset value versus a 9.87% return for the benchmark.*

- *Sectors that contributed to performance included health care, materials and financials. Industrials, information technology and energy were among the sectors that detracted from performance.*

- *Long positions in AmerisourceBergen, Sysco and Cardinal Health were among the top contributors for the period.*

- *Long positions in Northern Trust (no longer a Fund holding) and Murphy Oil and a short position in Liberty Media were among the top detractors for the period.*

Q. **How did the Fund perform relative to its benchmark?**

A. For the six-month period ended January 31, 2010, the Old Mutual Analytic Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares posted a 0.58% return at net asset value versus a 9.87% return for the benchmark. Performance for all share classes can be found on page 6.

Q. **What investment environment did the Fund face during the past period?**

A. Stock markets around the world rose during most of the period. In the beginning of the period, investors favored lower quality stocks with high betas and low momentum. Around the middle of the period, equity prices began to fall due to weak U.S. macroeconomic reports that left investors uncertain about the strength of the economic recovery. Equity prices quickly rallied, however, due to positive economic news that reassured investors that the recovery was still intact. Toward the end of the period, the market began to see evidence that the recession may be coming to a close. The S&P 500 Index's climb stopped, however, during the final month of the period, due to investors seeking safer investments as the debt crisis in Greece and uncertainty around U.S. financial reforms rattled investor confidence.

Q. **Which market factors influenced the Fund's relative performance?**

A. The equity portion of the Fund contributed to performance over the period. Overweight exposures to certain factors such as asset utilization and sales to price ratios performed well, as did an overweight to predicted earnings to price ratios. In addition, underweight exposures to companies with above-average analyst dispersion and attractive growth in the market contributed positively to performance as investors did not favor these characteristics over the period. Positive exposure to companies with attractive return on equity and projected earnings growth, as well as those with above-average interest coverage detracted from performance over the period as investors penalized these measures. Negative exposure to companies with high financial leverage and above-average trading volume also dampened performance, as investors favored these measures.

Option positions detracted from performance during the period as the market continued to climb. While calls written on housing sector indexes, as well as on oil service sector indexes added value, they were not able to overcome the performance of calls written on the S&P 100 Index and banking indexes, which subtracted value during the period.

Global asset allocation contributed negatively to performance during the period, with most of the underperformance occurring during the last portion of the period. The major detractors to the strategy were the equity and volatility components.

Q. **How did portfolio composition affect relative Fund performance?**

A. Sectors that contributed to performance included health care, materials and financials. Industrials, information technology and energy were among the sectors that detracted from performance.

Long positions in AmerisourceBergen, Sysco and Cardinal Health were among the top contributors for the period. AmerisourceBergen, a pharmaceutical services company, saw its share price rise as its earnings increased due to the company introducing more generic drugs, contributing to strong sales. Sysco, a marketer and distributor of food products, saw its share price rise when it announced an increase in its dividend for the fourth quarter of 2009. Cardinal Health, a health care services provider, announced that it would be the sole pharmaceutical distributor to American Associated Pharmacies, Inc., which has almost 2,000 independent member pharmacies.

Long positions in Northern Trust (no longer a Fund holding) and Murphy Oil and a short position in Liberty Media were among the top detractors for the period. Northern Trust, a banking and financial services company, saw its stock price decline due to continued hardships in the banking industry. Murphy Oil, an oil and gas exploration and production company, saw its stock price decline when its net income fell due to lower energy prices. Media conglomerate, Liberty Media, completed a merger (Liberty Entertainment and DirectTV merged, resulting in Liberty Entertainment becoming a wholly owned subsidiary of DirectTV Holdings), which caused its share price to rise, thus the short position harmed Fund performance.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize companies with attractive cash flow to price ratios, as well as those companies with above-average asset utilization. Analytic also intends to continue to focus on companies with above-average historical earnings to price ratios, while moving away from companies with higher-than-average analyst dispersion and high sales-per-share volatility, and moving away from those companies with above-average growth in market.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this belief holds true going forward, Analytic believes the Fund may benefit from being properly positioned toward stocks with characteristics typically favored by investors.

Top Ten Holdings
as of January 31, 2010*

U.S. Treasury Bill 0.173%, 09/23/10	7.1%
Microsoft	3.9%
International Business Machines	3.4%
Chevron	3.3%
Amgen	2.8%
Philip Morris International	2.6%
Comcast, Cl A	2.6%
Sysco	2.5%
Cardinal Health	2.5%
American Express	2.4%
As a % of Total Fund Investments	33.1%

* Top Ten Holdings are all long positions.

OLD MUTUAL ANALYTIC FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of January 31, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	(5.21)%	(3.54)%	n/a	n/a	(5.81)%
Class A without load	03/31/05	0.58%	2.34%	n/a	n/a	(4.65)%
Class C with load	03/31/05	(0.76)%	0.57%	n/a	n/a	(5.35)%
Class C without load	03/31/05	0.24%	1.57%	n/a	n/a	(5.35)%
Class Z	07/01/78	0.69%	2.68%	(3.51)%	(0.30)%	8.33%[1]
Institutional Class	12/09/05[2]	0.68%	2.56%	n/a	n/a	(7.31)%
S&P 500 Index	07/01/78	9.87%	33.14%	0.18%	(0.80)%	11.23%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2009 prospectus) are 2.41% and 2.07%; 2.97% and 2.82%; 1.97% and 1.81%; and 1.87% and 1.77%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 108.4%		
Aerospace/Defense — 2.6%		
General Dynamics (B)	38,179	$ 2,552
Lockheed Martin (B)	2,525	188
Total Aerospace/Defense		2,740
Aerospace/Defense-Equipment — 1.3%		
United Technologies	19,734	1,332
Total Aerospace/Defense-Equipment		1,332
Agricultural Chemicals — 0.1%		
CF Industries Holdings	586	54
Total Agricultural Chemicals		54
Airlines — 1.7%		
Southwest Airlines	159,955	1,812
Total Airlines		1,812
Applications Software — 4.6%		
Microsoft (B)	175,237	4,938
Total Applications Software		4,938
Auto/Truck Parts & Equipment-Original — 0.4%		
Autoliv	10,753	460
Total Auto/Truck Parts & Equipment-Original		460
Auto-Cars/Light Trucks — 2.3%		
Ford Motor*	221,969	2,406
Total Auto-Cars/Light Trucks		2,406
Auto-Medium & Heavy Duty Trucks — 0.1%		
Navistar International*	1,902	70
Total Auto-Medium & Heavy Duty Trucks		70
Beverages-Non-Alcoholic — 0.1%		
Pepsi Bottling Group	1,447	54
Total Beverages-Non-Alcoholic		54
Cable/Satellite TV — 4.8%		
Comcast, Cl A (B)	209,286	3,313
DIRECTV, Cl A*	17,996	546
DISH Network, Cl A	69,992	1,278
Total Cable/Satellite TV		5,137
Casino Hotels — 0.6%		
Las Vegas Sands*	43,168	669
Total Casino Hotels		669
Cellular Telecommunications — 0.2%		
NII Holdings, Cl B* (B)	7,118	233
Total Cellular Telecommunications		233

Description	Shares	Value (000)
Chemicals-Diversified — 2.5%		
El Du Pont de Nemours	19,096	$ 623
Huntsman	170,162	2,074
Total Chemicals-Diversified		2,697
Chemicals-Specialty — 0.5%		
Cabot	5,860	151
Eastman Chemical	6,224	352
Total Chemicals-Specialty		503
Commercial Banks-Eastern US — 0.8%		
M&T Bank	10,817	798
Total Commercial Banks-Eastern US		798
Commercial Services-Finance — 1.2%		
Moody's	48,003	1,324
Total Commercial Services-Finance		1,324
Computer Services — 0.1%		
Affiliated Computer Services, Cl A*	1,066	66
Computer Sciences*	557	29
Total Computer Services		95
Computers — 5.2%		
Dell*	91,599	1,182
International Business Machines (B)	35,832	4,386
Total Computers		5,568
Containers-Paper/Plastic — 0.1%		
Pactiv*	4,812	109
Total Containers-Paper/Plastic		109
Distribution/Wholesale — 1.8%		
Ingram Micro, Cl A*	54,962	929
Tech Data* (B)	24,221	987
Total Distribution/Wholesale		1,916
Diversified Banking Institutions — 0.9%		
Bank of America (B)	33,809	513
Citigroup*	132,148	439
Total Diversified Banking Institutions		952
Diversified Manufacturing Operations — 1.4%		
General Electric	2,368	38
Illinois Tool Works	32,699	1,425
Total Diversified Manufacturing Operations		1,463
E-Commerce/Services — 0.4%		
eBay*	19,402	447
Total E-Commerce/Services		447

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Electric-Integrated — 1.7%		
FirstEnergy	37,101	$ 1,618
PPL (B)	6,920	204
Total Electric-Integrated		1,822
Electronic Components-Miscellaneous — 0.5%		
Jabil Circuit	35,509	514
Total Electronic Components-Miscellaneous		514
Electronic Components-Semiconductors — 5.2%		
Intel (B)	110,277	2,139
Micron Technology*	113,125	986
Texas Instruments (B)	107,573	2,420
Total Electronic Components-Semiconductors		5,545
Engineering/R&D Services — 2.0%		
Fluor (B)	45,842	2,078
Total Engineering/R&D Services		2,078
Filtration/Separation Products — 0.1%		
Donaldson	3,335	128
Total Filtration/Separation Products		128
Finance-Credit Cards — 4.6%		
American Express (B)	81,585	3,073
Discover Financial Services	131,161	1,794
Total Finance-Credit Cards		4,867
Food-Miscellaneous/Diversified — 1.4%		
Sara Lee	124,882	1,516
Total Food-Miscellaneous/Diversified		1,516
Food-Retail — 0.0%		
SUPERVALU	3,059	45
Total Food-Retail		45
Food-Wholesale/Distribution — 3.0%		
Sysco	112,882	3,160
Total Food-Wholesale/Distribution		3,160
Gas-Distribution — 1.2%		
Energen	28,172	1,238
Total Gas-Distribution		1,238
Independent Power Producer — 0.4%		
Mirant*	26,696	376
Total Independent Power Producer		376
Investment Management/Advisory Services — 5.2%		
BlackRock (B)	12,424	2,657
T Rowe Price Group	58,508	2,903
Total Investment Management/Advisory Services		5,560

Description	Shares	Value (000)
Medical Information Systems — 0.0%		
IMS Health	2,190	$ 47
Total Medical Information Systems		47
Medical Products — 3.0%		
CareFusion*	1,069	28
Johnson & Johnson (B)	28,713	1,805
Stryker (B)	25,119	1,304
Total Medical Products		3,137
Medical-Biomedical/Genetic — 6.6%		
Amgen* (B)	61,945	3,623
Biogen Idec*	48,941	2,630
Gilead Sciences* (B)	16,163	780
Total Medical-Biomedical/Genetic		7,033
Medical-Wholesale Drug Distributors — 7.9%		
AmerisourceBergen (B)	90,190	2,459
Cardinal Health	95,419	3,155
McKesson (B)	46,690	2,746
Total Medical-Wholesale Drug Distributors		8,360
Oil & Gas Drilling — 0.3%		
Helmerich & Payne	3,675	154
Patterson-UTI Energy	8,030	123
Total Oil & Gas Drilling		277
Oil Companies-Exploration & Production — 0.5%		
Whiting Petroleum*	4,216	281
XTO Energy	5,830	260
Total Oil Companies-Exploration & Production		541
Oil Companies-Integrated — 12.1%		
Chevron (B)	58,261	4,202
ConocoPhillips	34,814	1,671
Exxon Mobil (B)	21,716	1,399
Hess (B)	48,594	2,808
Murphy Oil (B)	53,630	2,739
Total Oil Companies-Integrated		12,819
Oil-Field Services — 0.1%		
BJ Services	3,098	64
Schlumberger	539	34
Total Oil-Field Services		98
Pharmacy Services — 1.0%		
Express Scripts*	12,120	1,016
Total Pharmacy Services		1,016
Power Conversion/Supply Equipment — 0.3%		
Hubbell, Cl B	6,817	294
Total Power Conversion/Supply Equipment		294

Description	Shares	Value (000)
Publishing-Newspapers — 0.2%		
New York Times, Cl A*	19,508	$ 252
Total Publishing-Newspapers		252
REITs-Mortgage — 0.6%		
Chimera Investment	156,602	614
Total REITs-Mortgage		614
Retail-Discount — 0.6%		
Big Lots*	21,859	621
Total Retail-Discount		621
Retail-Major Department Store — 0.5%		
Sears Holdings*	6,259	584
Total Retail-Major Department Store		584
S&L/Thrifts-Eastern US — 2.1%		
New York Community Bancorp	148,043	2,225
Total S&L/Thrifts-Eastern US		2,225
Super-Regional Banks-US — 3.1%		
PNC Financial Services Group	5,789	321
US Bancorp	117,520	2,947
Total Super-Regional Banks-US		3,268
Telecommunications Equipment-Fiber Optics — 2.7%		
Corning	161,482	2,920
Total Telecommunications Equipment-Fiber Optics		2,920
Telephone-Integrated — 3.4%		
AT&T	94,606	2,399
Sprint Nextel* (B)	377,858	1,239
Total Telephone-Integrated		3,638
Television — 0.0%		
CBS, Cl B	2,274	29
Total Television		29
Tobacco — 3.1%		
Philip Morris International (B)	72,953	3,320
Total Tobacco		3,320
Tools-Hand Held — 0.0%		
Black & Decker	723	47
Total Tools-Hand Held		47
Transport-Rail — 0.2%		
Burlington Northern Santa Fe	2,634	263
Total Transport-Rail		263
Transport-Services — 0.8%		
United Parcel Service, Cl B	14,831	857
Total Transport-Services		857

Description	Shares/Face Amount (000)/ Contracts	Value (000)
Wireless Equipment — 0.3%		
Motorola*	59,737	$ 367
Total Wireless Equipment		367
Total Common Stock (Cost $98,427)		115,253
U.S. Treasury Obligations — 8.5%		
United States Treasury Bill 0.173%, 09/23/10 (C)	$9,010	9,000
Total U.S. Treasury Obligations (Cost $8,991)		9,000
Money Market Fund — 2.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	2,941,713	2,942
Total Money Market Fund (Cost $2,942)		2,942
Purchased Option Contracts — 0.2%		
CBOE SPX Volatility Index June 2010, 100 Put Strike Price: $25*	549	198
Total Purchased Option Contracts (Cost $196)		198
Total Investments — 119.9% (Cost $110,556)		127,393
Securities Sold Short — (18.3)%		
Advertising Sales — (0.4)%		
Clear Channel Outdoor Holdings, Cl A*	(37,008)	(376)
Total Advertising Sales		(376)
Aerospace/Defense — (0.2)%		
TransDigm Group	(4,170)	(201)
Total Aerospace/Defense		(201)
Aerospace/Defense-Equipment — (0.5)%		
BE Aerospace*	(23,065)	(517)
Total Aerospace/Defense-Equipment		(517)
Applications Software — (0.2)%		
Nuance Communications*	(15,699)	(236)
Total Applications Software		(236)
Broadcast Services/Programming — (1.0)%		
Liberty Media - Capital, Ser A*	(39,278)	(1,017)
Total Broadcast Services/Programming		(1,017)
Commercial Banks-Southern US — (0.4)%		
First Horizon National*	(33,217)	(430)
Total Commercial Banks-Southern US		(430)
Computers-Memory Devices — (0.4)%		
SanDisk*	(16,241)	(413)
Total Computers-Memory Devices		(413)
Diversified Operations — (0.0)%		
Leucadia National*	(1,700)	(38)
Total Diversified Operations		(38)

SCHEDULE OF INVESTMENTS

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Electronic Components-Semiconductors — (0.8)%		
Rambus*	(39,431)	$ (865)
Total Electronic Components-Semiconductors		(865)
Electronic Design Automation — (0.1)%		
Cadence Design Systems*	(14,488)	(84)
Total Electronic Design Automation		(84)
Finance-Consumer Loans — (0.2)%		
SLM*	(22,573)	(238)
Total Finance-Consumer Loans		(238)
Finance-Investment Banker/Broker — (0.6)%		
Interactive Brokers Group, Cl A*	(27,885)	(443)
Lazard, Cl A	(5,270)	(203)
Total Finance-Investment Banker/Broker		(646)
Medical-Biomedical/Genetic — (3.0)%		
Dendreon*	(33,908)	(939)
United Therapeutics*	(8,790)	(524)
Vertex Pharmaceuticals*	(45,662)	(1,754)
Total Medical-Biomedical/Genetic		(3,217)
Medical-Drugs — (1.8)%		
King Pharmaceuticals*	(162,464)	(1,951)
Total Medical-Drugs		(1,951)
Medical-Generic Drugs — (0.2)%		
Perrigo	(3,716)	(165)
Total Medical-Generic Drugs		(165)
Multi-line Insurance — (0.5)%		
Genworth Financial, Cl A*	(4,478)	(62)
Old Republic International	(48,637)	(515)
Total Multi-line Insurance		(577)
Music — (0.0)%		
Warner Music Group*	(6,677)	(32)
Total Music		(32)
Oil & Gas Drilling — (0.1)%		
Seahawk Drilling*	(4,933)	(103)
Total Oil & Gas Drilling		(103)
Oil Companies-Exploration & Production — (1.2)%		
EXCO Resources	(7,826)	(137)
Forest Oil*	(18,489)	(446)
Range Resources	(10,646)	(490)
SandRidge Energy*	(21,059)	(178)
Total Oil Companies-Exploration & Production		(1,251)

Description	Shares	Value (000)
Oil-Field Services — (0.4)%		
Exterran Holdings*	(20,083)	$ (407)
Total Oil-Field Services		(407)
Pipelines — (1.5)%		
El Paso	(160,647)	(1,631)
Total Pipelines		(1,631)
Property/Casualty Insurance — (0.1)%		
OneBeacon Insurance Group, Cl A	(10,626)	(138)
Total Property/Casualty Insurance		(138)
REITs-Apartments — (0.4)%		
Apartment Investment & Management, Cl A	(25,122)	(386)
Total REITs-Apartments		(386)
REITs-Warehouse/Industrial — (0.4)%		
ProLogis	(36,878)	(465)
Total REITs-Warehouse/Industrial		(465)
S&L/Thrifts-Central US — (0.1)%		
TFS Financial	(4,388)	(57)
Total S&L/Thrifts-Central US		(57)
Semiconductor Components-Integrated Circuits — (0.6)%		
Cypress Semiconductor*	(57,951)	(582)
Total Semiconductor Components-Integrated Circuits		(582)
Telecommunications Equipment-Fiber Optics — (0.9)%		
Ciena*	(75,478)	(962)
Total Telecommunications Equipment-Fiber Optics		(962)
Telecommunications Services — (0.0)%		
Clearwire, Cl A*	(3,680)	(24)
Total Telecommunications Services		(24)
Television — (0.6)%		
Central European Media Enterprises, Cl A*	(21,707)	(619)
Total Television		(619)
Transport-Marine — (0.1)%		
Teekay	(6,171)	(154)
Total Transport-Marine		(154)
X-Ray Equipment — (1.6)%		
Hologic*	(109,375)	(1,648)
Total X-Ray Equipment		(1,648)
Total Securities Sold Short (Proceeds received $(16,988))		(19,430)

Description	Contracts	Value (000)
Written Option Contracts — (0.8)%		
Call Options — (0.7)%		
CBOE SPX Volatility Index		
June 2010, 100 Call		
Strike Price: $25*	(549)	$ (209)
ISE SINdex		
February 2010, 100 Call		
Strike Price: $110*	(500)	(12)
KBW Bank Index		
February 2010, 100 Call		
Strike Price: $49*	(965)	(68)
Morgan Stanley Cyclical Index		
February 2010, 100 Call		
Strike Price: $890*	(60)	(30)
Nasdaq 100 Stock Index		
February 2010, 100 Call		
Strike Price: $1,900*	(25)	(3)
Philadelphia SemiConductor Index		
February 2010, 100 Call		
Strike Price: $360*	(150)	(10)
Russell 2000 Index		
February 2010, 100 Call		
Strike Price: $660*	(90)	(4)
S&P 400 Midcap Index		
February 2010, 100 Call		
Strike Price: $740*	(80)	(23)
S&P 500 Index		
February 2010, 100 Call		
Strike Price: $1,130*	(145)	(31)
S&P 500 Index		
March 2010, 100 Call		
Strike Price: $1,130*	(390)	(354)
Total Call Options		(744)
Put Option — (0.1)%		
S&P 500 Index		
February 2010, 100 Put		
Strike Price: $1,050*	(50)	(79)
Total Put Option		(79)
Total Written Option Contracts		
(Proceeds received $(2,542))		(823)
Other Assets and Liabilities, Net — (0.8)%		(875)
Total Net Assets — 100.0%		$106,265

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2010 (UNAUDITED)

The Fund had the following futures contracts open as of January 31, 2010:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
AEX Index Future	125	$ 11,340	02/19/2010	$ (345)
CBOE Volatility Index Future	108	2,754	05/18/2010	48
FTSE 100 Index Future	137	11,275	03/19/2010	(355)
IBEX 35 Index Future	70	10,604	02/19/2010	(1,025)
S&P/TSE 60 Index Future	16	1,936	03/18/2010	(170)
S&P 500 EMINI Index Future	133	7,118	03/19/2010	(48)
SPI 200 Index Future	30	3,016	03/18/2010	(110)
Short Positions:				
CAC 40 Index Future	(57)	(2,955)	02/19/2010	212
DAX Index Future	(56)	(10,885)	03/19/2010	686
FTSE MIB Index Future	(5)	(758)	03/19/2010	30
Hang Seng Index Future	(19)	(2,472)	02/25/2010	37
OMXS30 Index Future	(901)	(11,627)	02/19/2010	186
TOPIX Index Future	(108)	(10,702)	03/11/2010	26
				$ (828)

As of January 31, 2010, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Morgan Stanley & Co	03/17/10	USD	(17,240,955)	AUD	19,000,000	$(519)
Morgan Stanley & Co	03/17/10	USD	(4,825,551)	CAD	5,000,000	(148)
Morgan Stanley & Co	03/17/10	USD	(11,358,557)	GBP	7,000,000	(174)
Morgan Stanley & Co	03/17/10	USD	(12,457,009)	JPY	1,100,000,000	(266)
Morgan Stanley & Co	03/17/10	USD	(22,750,102)	NOK	130,000,000	(839)
Morgan Stanley & Co	03/17/10	USD	(4,375,222)	NZD	6,000,000	(180)
Morgan Stanley & Co	03/17/10	USD	(14,089,812)	SEK	100,000,000	(550)
Morgan Stanley & Co	03/17/10	CAD	(17,000,000)	USD	16,157,177	255
Morgan Stanley & Co	03/17/10	CHF	(17,000,000)	USD	16,497,280	462
Morgan Stanley & Co	03/17/10	EUR	(12,000,000)	USD	17,561,883	928
Morgan Stanley & Co	03/17/10	GBP	(9,000,000)	USD	14,432,850	53
Morgan Stanley & Co	03/17/10	JPY	(1,500,000,000)	USD	16,413,354	(210)
Morgan Stanley & Co	03/17/10	NOK	(50,000,000)	USD	8,655,191	228
Morgan Stanley & Co	03/17/10	SEK	(100,000,000)	USD	14,106,024	566
						$(394)

For descriptions of abbreviations and footnotes, please refer to page 28.

Other Information:

The Old Mutual Analytic Fund invested in various derivative instruments during the six-month period ended January 31, 2010. The primary types of risk associated with these derivative instruments are credit risk, equity risk, foreign exchange risk and interest rate risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of January 31, 2010 by risk category (000):

Derivatives not designated as hedging instruments, carried at fair value	Asset Derivatives		Liability Derivatives	
	Statement of Asset and Liabilities Location	Fair Value	Statement of Asset and Liabilities Location	Fair Value
Equity contracts	Variation Margin Receivable on Futures Contracts	$1,225[†]	Variation Margin Payable on Futures Contracts	$(2,053)[†]
Equity contracts	Investment Securities, at value	198	Written Option Contracts, at Value	(823)
Foreign exchange contracts	Unrealized Gain on Forward Foreign Currency Contracts	2,492	Unrealized Loss on Forward Foreign Currency Contracts	(2,886)
Total		$3,915		$(5,762)

[†] Includes cumulative appreciation/depreciation of futures contracts as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the six-month period ended January 31, 2010 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity contracts	$ (97)	$ —	$(35)	$(11,637)	$(11,769)
Foreign exchange contracts	—	4,072	—	—	4,072
Total	$ (97)	$4,072	$(35)	$(11,637)	$ (7,697)

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity contracts	$(2,605)	$ —	$198	$5,469	$ 3,062
Foreign exchange contracts	—	(3,021)	—	—	(3,021)
Total	$(2,605)	$(3,021)	$198	$5,469	$ 41

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2010 (UNAUDITED)

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$115,253	$ —	$ —	$115,253
U.S. Treasury Obligations	—	9,000	—	9,000
Money Market Fund	2,942	—	—	2,942
Purchased Option Contracts	198	—	—	198
Securities Sold Short				
Securities Sold Short	(19,430)	—	—	(19,430)
Other Financial Instruments				
Futures Contracts*	(828)	—	—	(828)
Written Option Contracts	(823)	—	—	(823)
Forward Foreign Currency Contracts*	—	(394)	—	(394)
Total Investments	$ 97,312	$8,606	$ —	$105,918

* Futures contracts and forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual Copper Rock Emerging Growth Fund

Management Overview (Unaudited)

Sub-Adviser: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2010, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500™ Growth Index. The Fund's Class A shares posted a 7.78% return at net asset value versus a 10.05% return for the benchmark. Performance for all share classes can be found on page 17.

Q. What investment environment did the Fund face during the past period?

A. The first part of the period was good for equity markets around the world. The market rally continued in which low market-cap stocks with prices under $5, non-earners, and stocks generally considered risky outperformed. In September 2009, a gulf started to emerge between higher quality stocks and more risky stocks. The second part of the period produced positive absolute returns across all of the major equity markets, and the overall health of the markets continued to improve. Volatility trended lower and credit spreads continued to narrow. Quality was rewarded as the fastest growing stocks, and those with the highest return on equity, drove performance.

Q. Which market factors influenced the Fund's relative performance?

A. Stock selection in the industrials, materials, consumer staples, and energy sectors contributed to performance. Within health care, the Fund experienced a good turnaround driven by solid stock selection, which was positive given the Fund had struggled in that sector earlier in 2009. On the downside, some individual stock selection within the information technology, consumer discretionary, and financials sectors detracted from the overall performance.

Q. How did portfolio composition affect relative Fund performance?

A. Bucyrus International (no longer a Fund holding), TransDigm Group and Cognizant Technology Solutions (no longer a Fund holding) were among the top contributors for the period. Mining company, Bucyrus International, saw its stock price rise due to higher commodity prices driving better than expected orders, while significant cost controls and aftermarket sales drove better than expected margins. In addition, the company recently entered into an agreement to purchase the mining business of Terex. Aerospace and defense company, TransDigm Group, saw its stock price rise when it announced an agreement to acquire virtually all the assets of Dukes, and GST Industries, Computer services company, Cognizant Technology Solutions, saw its stock price benefit from an announcement it was forming a global product research and development relationship with a leading provider of railway control and communications systems.

Huron Consulting Group (no longer a Fund holding), PrivateBancorp (no longer a Fund holding) and STEC (no longer a Fund holding) were among the top detractors for the period. Huron Consulting Group, which provides financial and operational consulting services, announced it would restate its financials for past years and for the first quarter of 2009. It took a large write-down that caused the stock to drop 70%. PrivateBancorp, a midwestern regional bank, posted a third quarter 2009 loss and continued weakness in commercial lending that caused it to take a significant write-down of its commercial loan book. STEC, a manufacturer of flash memory storage solutions, saw its stock price harmed due to the strength of its primary competitors.

Performance Highlights

- *For the six-month period ended January 31, 2010, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500™ Growth Index. The Fund's Class A shares posted a 7.78% return at net asset value versus a 10.05% return for the benchmark.*
- *Stock selection in the industrials, materials, consumer staples, and energy sectors contributed to performance. Within health care, the Fund experienced a good turnaround driven by solid stock selection, which was positive given the Fund had struggled in that sector earlier in 2009. On the downside, some individual stock selection within the information technology, consumer discretionary, and financials sectors detracted from the overall performance.*
- *Bucyrus International (no longer a Fund holding), TransDigm Group and Cognizant Technology Solutions (no longer a Fund holding) were among the top contributors for the period.*
- *Huron Consulting Group (no longer a Fund holding), PrivateBancorp (no longer a Fund holding) and STEC (no longer a Fund holding) were among the top detractors for the period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Top Ten Holdings as of January 31, 2010	
TransDigm Group	4.2%
Roper Industries	3.6%
Polycom	3.5%
Terex	3.2%
VCA Antech	2.9%
Solutia	2.5%
American Superconductor	2.5%
Green Mountain Coffee Roasters	2.2%
Alliance Data Systems	2.2%
priceline.com	2.2%
As a % of Total Fund Investments	29.0%

Q. What is the investment outlook for the small-cap growth market?

A. Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, notes that corporate balance sheets are flush with cash, and it is seeing the early signs that companies will likely invest in capital expenditures to grow their businesses and meet demand from abroad.

Copper Rock began 2010 by positioning the Fund with an overweight allocation in the technology sector and is planning to focus on communications hardware and software in this sector. Copper Rock has added some new holdings to the health care sector of the Fund, reducing the Fund's relative underweight allocation. Copper Rock believes the health care sector has a chance to be a relatively strong performer in 2010 should any reform bill not pass or take a back seat to economic reforms. However, Copper Rock is remaining conscious of exposure to companies with potential reimbursement risk. The Fund currently maintains an overweight allocation in the financials sector, but the Fund does not have any exposure to banks as Copper Rock believes there is still risk in the commercial real estate sector. The Fund is currently overweight in the industrials, energy, and materials sectors as Copper Rock continues to find several stocks which are benefiting from the global recovery in areas like mining, oil services, and infrastructure development. The Fund is currently moderately underweight in the consumer discretionary sector. The Fund owns some retailers which have a favorable outlook and executed well through the economic downturn. Copper Rock plans to continue to monitor the retail group on a stock-by-stock basis.

Copper Rock believes that the economy is beginning an expansion phase during which there may be lower market volatility and more stability, and the pattern of corporate earnings should begin to normalize. Copper Rock believes this will likely result in an environment where stock prices will follow earnings, making the back-drop for Copper Rock's fundamentals-first driven strategy to be attractive and prime to generate alpha as it did in the period from 1999-2007. Copper Rock believes that a period where stock selection adds alpha as companies with good earnings outperform, has already begun.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2010

	Inception Date[1]	6 Month Return	1 Year Return	Annualized Inception to Date
Class A with load	07/29/05	1.59%	25.72%	(3.80)%
Class A without load	07/29/05	7.78%	33.39%	(2.53)%
Class Z	12/09/05	7.83%	33.76%	(3.56)%
Institutional Class	07/29/05	7.89%	33.97%	(2.11)%
Russell 2500™ Growth Index	07/29/05	10.05%	44.51%	0.07%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 19, 2009 prospectus) are 1.91% and 1.68%; 1.58% and 1.43%; and 1.19% and 1.23%, respectively.

[1] The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A and Institutional Class shares on the inception date of 7/29/05 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



17

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 96.1%		
Aerospace/Defense — 4.0%		
TransDigm Group	59,594	$ 2,877
Total Aerospace/Defense		2,877
Applications Software — 1.3%		
Nuance Communications*	63,947	960
Total Applications Software		960
Audio/Video Products — 0.6%		
TiVo*	48,884	441
Total Audio/Video Products		441
Chemicals-Diversified — 2.5%		
Solutia*	128,196	1,763
Total Chemicals-Diversified		1,763
Chemicals-Specialty — 0.8%		
Lubrizol	7,325	540
Total Chemicals-Specialty		540
Coal — 0.9%		
Massey Energy	16,611	640
Total Coal		640
Coffee — 2.2%		
Green Mountain Coffee Roasters*	18,048	1,531
Total Coffee		1,531
Commercial Services — 3.3%		
Alliance Data Systems*	25,455	1,514
Live Nation Entertainment*	71,185	816
Total Commercial Services		2,330
Commercial Services-Finance — 1.2%		
SEI Investments	47,647	844
Total Commercial Services-Finance		844
Communications Software — 0.6%		
SolarWinds*	22,210	432
Total Communications Software		432
Computer Services — 2.3%		
SYKES Enterprises*	49,395	1,184
VanceInfo Technologies ADR*	26,557	426
Total Computer Services		1,610
Consulting Services — 2.6%		
Gartner*	23,831	510
SAIC*	73,298	1,344
Total Consulting Services		1,854

Description	Shares	Value (000)
Data Processing/Management — 0.9%		
CommVault Systems*	28,726	$ 609
Total Data Processing/Management		609
Decision Support Software — 2.0%		
MSCI, Cl A*	47,890	1,416
Total Decision Support Software		1,416
Dental Supplies & Equipment — 0.9%		
Align Technology*	33,245	623
Total Dental Supplies & Equipment		623
Diagnostic Kits — 1.2%		
Inverness Medical Innovations*	20,542	829
Total Diagnostic Kits		829
E-Commerce/Services — 2.1%		
priceline.com*	7,708	1,506
Total E-Commerce/Services		1,506
Educational Software — 0.9%		
Blackboard*	15,687	618
Total Educational Software		618
Electronic Components-Semiconductors — 0.8%		
Rovi*	19,456	562
Total Electronic Components-Semiconductors		562
Enterprise Software/Services — 2.6%		
Informatica*	44,355	1,051
Ultimate Software Group*	26,377	789
Total Enterprise Software/Services		1,840
Finance-Investment Banker/Broker — 1.2%		
Greenhill	10,694	832
Total Finance-Investment Banker/Broker		832
Hotels & Motels — 0.7%		
Home Inns & Hotels Management ADR*	15,640	481
Total Hotels & Motels		481
Human Resources — 3.1%		
Monster Worldwide*	46,851	730
Robert Half International	37,743	1,016
SuccessFactors*	29,733	485
Total Human Resources		2,231
Industrial Audio & Video Products — 0.7%		
Dolby Laboratories, Cl A*	9,420	474
Total Industrial Audio & Video Products		474

Description	Shares	Value (000)
Internet Application Software — 1.3%		
DealerTrack Holdings*	52,732	$ 948
Total Internet Application Software		948
Internet Infrastructure Software — 1.1%		
F5 Networks*	16,257	804
Total Internet Infrastructure Software		804
Intimate Apparel — 1.3%		
Warnaco Group*	24,375	944
Total Intimate Apparel		944
Investment Management/Advisory Services — 2.1%		
Affiliated Managers Group*	24,682	1,495
Total Investment Management/ Advisory Services		1,495
Lasers-Systems/Components — 0.5%		
Cymer*	10,342	324
Total Lasers-Systems/Components		324
Machinery-Construction & Mining — 3.1%		
Terex*	113,231	2,214
Total Machinery-Construction & Mining		2,214
Machinery-General Industry — 3.5%		
Roper Industries	49,003	2,454
Total Machinery-General Industry		2,454
Machinery-Pumps — 1.1%		
Flowserve	8,859	799
Total Machinery-Pumps		799
Medical Information Systems — 1.7%		
athenahealth*	17,412	685
Cerner*	6,979	528
Total Medical Information Systems		1,213
Medical Instruments — 4.4%		
Beckman Coulter	13,088	856
Conceptus*	54,487	1,058
ev3*	33,650	491
Thoratec*	24,215	686
Total Medical Instruments		3,091
Medical Products — 0.4%		
Cyberonics*	16,075	301
Total Medical Products		301

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 4.7%		
Alexion Pharmaceuticals*	14,039	$ 651
Amylin Pharmaceuticals*	34,457	620
Dendreon*	19,692	545
Human Genome Sciences*	15,499	410
OSI Pharmaceuticals*	14,119	483
United Therapeutics*	10,463	623
Total Medical-Biomedical/Genetic		3,332
Medical-Drugs — 1.2%		
Auxilium Pharmaceuticals*	14,074	396
Salix Pharmaceuticals*	15,575	456
Total Medical-Drugs		852
Medical-Generic Drugs — 0.8%		
Perrigo	13,403	593
Total Medical-Generic Drugs		593
Medical-Outpatient/Home Medical — 0.7%		
Lincare Holdings*	14,269	525
Total Medical-Outpatient/Home Medical		525
Networking Products — 4.3%		
Acme Packet*	64,708	670
Polycom*	107,369	2,408
Total Networking Products		3,078
Oil & Gas Drilling — 1.0%		
Rowan*	33,111	711
Total Oil & Gas Drilling		711
Oil Companies-Exploration & Production — 2.5%		
Arena Resources*	19,737	757
Comstock Resources*	14,027	547
Concho Resources*	10,992	493
Total Oil Companies-Exploration & Production		1,797
Pharmacy Services — 0.9%		
Catalyst Health Solutions*	15,420	606
Total Pharmacy Services		606
Printing-Commercial — 1.1%		
VistaPrint*	13,814	774
Total Printing-Commercial		774
Recreational Vehicles — 1.0%		
Polaris Industries	15,535	687
Total Recreational Vehicles		687

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Retail-Apparel/Shoe — 3.0%		
Guess?	17,108	$ 679
Gymboree*	19,025	742
Urban Outfitters*	23,491	742
Total Retail-Apparel/Shoe		2,163
Retail-Jewelry — 1.0%		
Tiffany	17,429	708
Total Retail-Jewelry		708
Retail-Restaurants — 1.4%		
Chipotle Mexican Grill*	10,224	986
Total Retail-Restaurants		986
Schools — 2.7%		
DeVry	20,637	1,260
Strayer Education	3,279	681
Total Schools		1,941
Superconductor Production & Systems — 2.4%		
American Superconductor*	45,087	1,714
Total Superconductor Production & Systems		1,714
Therapeutics — 1.4%		
BioMarin Pharmaceutical*	25,246	490
Onyx Pharmaceuticals*	17,360	499
Total Therapeutics		989
Transactional Software — 0.5%		
Solera Holdings	10,696	354
Total Transactional Software		354
Transport-Services — 0.6%		
HUB Group, Cl A*	16,539	399
Total Transport-Services		399
Veterinary Diagnostics — 2.8%		
VCA Antech*	78,825	2,001
Total Veterinary Diagnostics		2,001
Web Hosting/Design — 0.8%		
Rackspace Hosting*	29,278	533
Total Web Hosting/Design		533
Wireless Equipment — 1.4%		
SBA Communications, Cl A*	29,858	988
Total Wireless Equipment		988
Total Common Stock (Cost $61,815)		68,161

Description	Shares	Value (000)
Investment Company — 0.4%		
Growth-Mid Cap — 0.3%		
iShares Russell Midcap Growth Index Fund	4,871	$ 212
Total Growth-Mid Cap		212
Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	1,643	107
Total Growth-Small Cap		107
Total Investment Company (Cost $341)		319
Money Market Fund — 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	322,840	323
Total Money Market Fund (Cost $323)		323
Total Investments — 97.0% (Cost $62,479)		68,803
Other Assets and Liabilities, Net — 3.0%		2,152
Total Net Assets — 100.0%		$ 70,955

For descriptions of abbreviations and footnotes, please refer to page 28.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$68,161	$—	$—	$68,161
Investment Company	319	—	—	319
Money Market Fund	323	—	—	323
Total Investments	**$68,803**	**$—**	**$—**	**$68,803**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual International Equity Fund

Management Overview (Unaudited)

Sub-Adviser: Acadian Asset Management LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2010, the Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE Index. The Fund's Class A shares posted a 5.62% return at net asset value versus a 6.93% return for the benchmark. Performance for all share classes can be found on page 23.

Q. What investment environment did the Fund face during the past period?

A. The beginning of the period saw a continuation of the market rally that began in mid-March 2009. Investors focused on the least expensive, riskiest, lowest quality stocks, as they sought bargains in anticipation of an economic and financial market rebound. The markets rose dramatically during the period, as signs of global economic recovery became more abundant and corporate profits exceeded investors' expectations. The low-quality focus began to abate in October 2009 as investors shifted to earnings as a key driver of stock attractiveness. Risk conditions began to stabilize under this renewed attention to fundamentals, supporting good stock returns through December 2009, though market leadership remained quite narrow. January 2010 saw a decline in markets as equities were pressured by concerns that the economic recovery could be losing momentum.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's performance lagged at the start of the period because the markets did not favor stock selection based on quantitative factors. Stock selection based on quality and earnings factors was also less effective. The latter part of the period was characterized by a focus on value, accompanied by favorable earnings trends and financial quality, producing stronger returns for the Fund.

Q. How did portfolio composition affect relative Fund performance?

A. Stock selection fared best in Germany, Denmark, Singapore and Sweden. Country allocations produced negative results mostly offsetting stock return. The main source of this was the overweighting in Japan.

Commonwealth Bank of Australia (no longer a Fund holding), BP and Nestle were the top contributors for the period. An Australian bank, Commonwealth Bank of Australia, saw its share price rise on improved earnings as the Australian economy remained stable and looked positive for 2010. United Kingdom oil company BP's stock price rose steadily during the period as the global economy improved and investors were optimistic about the outlook for oil prices and resource demand. Switzerland's Nestle, the world's largest food producer, saw its stock price rise sharply in October 2009 after being raised to "buy" from "hold" at Deutsche Bank.

Deutsche Telekom AG, Sumitomo Mitsui Financial Group and UPM-Kymmene Oyj (no longer a Fund holding) were the top detractors for the period. German telecommunications company, Deutsche Telekom AG, saw its stock price rise following the announcement of good third quarter 2009 earnings. The Fund was underweight in this security, which detracted from performance. Japan's second largest bank, Sumitomo Mitsui Financial Group, saw its stock price decline after it was reported that the company would sell its stake in a joint venture with Daiwa Securities Group. Finnish paper company UPM-Kymmene OYJ, saw it stock price fall in January 2010 amidst a legal dispute with World Color Press.

Performance Highlights

- *For the six-month period ended January 31, 2010, the Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE Index. The Fund's Class A shares posted a 5.62% return at net asset value versus a 6.93% return for the benchmark.*
- *Stock selection fared best in Germany, Denmark, Singapore and Sweden. Country allocations produced negative results mostly offsetting stock return. The main source of this was the overweighting in Japan.*
- *Commonwealth Bank of Australia (no longer a Fund holding), BP and Nestle were the top contributors for the period.*
- *Deutsche Telekom AG, Sumitomo Mitsui Financial Group and UPM-Kymmene Oyj (no longer a Fund holding) were the top detractors for the period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC

Top Ten Holdings as of January 31, 2010	
BP	3.8%
Royal Dutch Shell, Cl A	3.7%
HSBC Holdings	3.5%
Nestle	3.4%
BHP Billiton	3.0%
Unilever	3.0%
Sanofi-Aventis	2.7%
AstraZeneca (GBP)	2.6%
E.ON	2.4%
Enel Spa	2.3%
As a % of Total Fund Investments	30.4%

Q. What is the investment outlook for international stocks?

A. Acadian Asset Management LLC ("Acadian"), the Fund's sub-adviser, believes that global economic recovery will remain subdued as lending growth remains restricted in most economies. Acadian points out that a key source of global economic recovery may be emerging markets, which are currently experiencing good growth that Acadian believes is likely to be sustained. Acadian notes recent indications show that investors are returning to a more typical focus on the objective fundamentals of stocks, whereby solid data such as earnings are driving stock selection, as opposed to macro issues and market sentiment. While Acadian expects there to be continued moderate market volatility over the near-term, it believes markets will follow a larger trajectory of normalizing overall.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(0.47)%	25.80%	(5.00)%
Class A without load	12/30/05	5.62%	33.47%	(3.61)%
Class Z	12/30/05	5.68%	33.61%	(3.38)%
Institutional Class	12/30/05	5.90%	34.20%	(3.12)%
MSCI EAFE® Index	12/30/05	6.93%	39.68%	0.04%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 19, 2009 prospectus) are 3.43% and 1.52%; 3.85% and 1.27%; and 1.55% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2010 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 0.4%		
B2B/E-Commerce — 0.0%		
Global Sources*	319	$ 2
Total B2B/E-Commerce		2
Electronic Components-Miscellaneous — 0.2%		
NAM TAI Electronics*	14,900	71
Total Electronic Components-Miscellaneous		71
Paper & Related Products — 0.2%		
Cascades	14,700	110
Total Paper & Related Products		110
Total Common Stock (Cost $155)		183
Foreign Common Stock — 98.6%		
Australia — 6.4%		
BHP Billiton	43,489	1,512
Origin Energy	57,529	812
RCR Tomlinson	49,896	44
RHG*	87,115	42
Santos	77,933	902
Total Australia		3,312
Austria — 1.6%		
Erste Group Bank	5,153	195
OMV	15,969	629
Telekom Austria	200	3
Voestalpine	127	4
Total Austria		831
Belgium — 1.7%		
Barco*	4,705	193
Cie d'Entreprises CFE	703	34
D'ieteren	718	308
Euronav	40	1
Fortis	65,610	231
Kinepolis Group	940	41
Recticel	7,070	57
Total Belgium		865
Canada — 0.2%		
QLT*	20,400	94
Total Canada		94
China — 0.5%		
Pacific Textile Holdings	100,000	71
SunVic Chemical Holdings	8,000	1
Yangzijiang Shipbuilding Holdings	272,000	203
Total China		275

Description	Shares	Value (000)
Denmark — 0.3%		
Danisco A/S	1,644	$ 115
Danske Bank A/S*	600	14
Monberg & Thorsen A/S, Cl B*	186	10
PER Aarsleff A/S, Cl B	283	30
Total Denmark		169
Finland — 1.2%		
Digia	5,565	28
Fiskars OYJ ABP	110	2
Stora Enso OYJ, Cl R*	93,630	575
Total Finland		605
France — 6.9%		
AXA	75	2
BNP Paribas	15,069	1,076
Bouygues	6,531	322
Cegid Group	917	24
Cie des Alpes	832	30
Devoteam	1,809	47
ECA	846	16
Etam Developpement*	707	18
Groupe Steria SCA	14,228	415
LDC	129	14
Linedata Services	1,608	21
Mr Bricolage	203	4
NetGem	4,971	22
Parrot*	8,935	151
Sanofi-Aventis	18,367	1,358
Tessi	257	18
Video Futur Entertainment Group*	4,971	3
Total France		3,541
Germany — 9.4%		
ADVA AG Optical Networking*	21,136	73
Allianz SE	9,110	1,009
Amadeus Fire	2,335	57
BASF SE	6,367	362
Bavaria Industriekapital	925	15
Bayer	13,746	940
Cewe Color Holding	836	26
Deutsche Telekom AG	72,777	947
E.ON	33,788	1,243
Freenet	62	1
Koenig & Bauer*	565	9
Loewe	1,348	19
Medion	1,221	13
VTG	7,856	117
Total Germany		4,831

Description	Shares	Value (000)
Greece — 0.7%		
National Bank of Greece*	5,961	$ 130
OPAP	10,780	235
Total Greece		365
Hong Kong — 5.5%		
Allied Properties*	120,000	21
Amax Holdings*	5,922,000	128
Champion Technology Holdings	6,316,000	212
CLP Holdings	168,000	1,137
Courage Marine Group	17,000	2
Dickson Concepts International	67,000	35
DMX Technologies Group*	38,000	9
Fairwood	45,500	46
Galaxy Entertainment Group*	138,000	52
Hannstar Board International Holdings	84,000	21
Hutchison Whampoa	114,000	775
Jardine Strategic Holdings	14,500	246
Keck Seng Investments	24,900	13
Luen Thai Holdings	137,000	14
Next Media	246,000	33
Pacific Basin Shipping	15,373	11
Victory City International Holdings	228,000	53
Wing On International	7,000	9
Total Hong Kong		2,817
Italy — 3.3%		
Banca Popolare dell'Emilia Romagna	169	3
De'Longhi SpA	6,503	27
Enel SpA	219,712	1,181
Engineering Ingegneria Informatica SpA*	1,424	52
Exor SpA	26	—
Italmobiliare SpA*	879	38
Milano Assicurazioni SpA	521	1
Seat Pagine Gialle SpA*	134,996	31
Telecom Italia SpA	241,174	361
Total Italy		1,694
Japan — 23.8%		
Aeon	29,800	296
Airport Facilities	3,900	21
Alfresa Holdings	2,300	95
Allied Telesis Holdings*	15,800	12
Amiyaki Tei	9	21
Ando	12,000	14
Arakawa Chemical Industries	5,500	63
Argo Graphics	1,700	18
Artnature	5,600	48
Asahi Industries	15	31
Astellas Pharma	27,600	1,018
Bando Chemical Industries	10,000	30
Canon	50	2
Chubu Steel Plate	12,700	69
Combi	1,500	10

Description	Shares	Value (000)
Japan — continued		
Daido Kogyo	8,000	$ 12
Daihatsu Diesel Manufacturing	4,000	14
Daiichi Jitsugyo	4,000	10
Daiichi Kigenso Kagaku-Kogyo	1,000	32
Daiichikosho	4,200	52
Daito Bank	13,000	9
Faith	1,196	128
Fuji Electronics	1,800	17
Fuji Soft	3,200	51
Fujimori Kogyo	1,400	19
Fujitsu	122,100	745
Fujitsu Frontech	1,800	14
FuKoKu	2,000	15
Fukuda Denshi	1,300	31
Haruyama Trading	1,500	6
Haseko*	500	—
Hazama	26,300	24
HI-LEX	2,800	27
Imasen Electric Industrial	884	12
Inaba Seisakusho	300	3
INES	7,500	57
Innotech	2,200	11
Iwatani	26,000	72
Japan Automobile Auction	14	15
JBCC Holdings	5,200	33
JMS	3,000	11
Joban Kosan	9,000	14
Kamei	3,000	14
Kanematsu Electronics	2,300	21
Kawasumi Laboratories	10,000	62
Koike Sanso Kogyo	6,000	18
Komatsu Seiren	10,000	39
Konishi	1,900	18
KRS	1,600	16
Kyodo Printing	12,000	32
Marubeni	98,000	569
Marubun	4,800	28
Mimasu Semiconductor Industry	1,500	18
Miraca Holdings	6,600	197
Mitani	500	3
Mitsubishi	3,100	75
Mitsui Home	2,000	10
Mr Max	3,500	16
Nagase	37,000	430
Namura Shipbuilding	17,400	98
NIC	9,500	41
Nichireki	12,000	44
NIFTY	10	8
Nihon Unisys	6,000	45
Nihon Yamamura Glass	7,000	22
Nippo	15,000	102
Nippon Game Card	26	31
Nippon Road	30,000	60
Nippon Steel	700	3

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

As of January 31, 2010 (Unaudited)

Description	Shares	Value (000)
Japan — continued		
Nippon Steel Trading	1,000	$ 2
NIS Group*	24,600	7
Nishimatsu Construction	40,000	46
Nissan Motor	101,100	822
Nisshin Fudosan	2,900	12
Nissin Sugar Manufacturing	7,000	16
Noevir	500	5
Nojima	1,300	12
NTT	27,200	1,145
NTT Data	229	713
Piolax	2,800	48
Pressance	8	15
Raysum*	60	17
Relo Holdings	4,100	57
Riken Technos	8,000	21
Ryoden Trading	2,000	10
Ryoyo Electro	13,400	113
S Foods	2,500	22
Sakata INX	8,000	33
Sapporo Hokuyo Holdings	75,500	305
Satori Electric	6,400	37
Seika	9,000	19
Seria	1	1
Sharp	34,000	408
Shidax	5,000	21
Shinsho	3,000	5
Sinanen	3,000	13
Soft99	2,400	13
Softbank	1,700	43
Sojitz	245,300	451
Sony	29,500	984
Studio Alice	9,700	81
Sumikin Bussan	2,000	4
Sumitomo Mitsui Financial Group	13,900	449
Sumitomo Pipe & Tube	9,900	52
SystemPro	50	23
T&K Toka	1,500	18
Taiyo Elec	2,300	15
Takagi Securities	9,000	16
Techno Ryowa	1,200	6
Teikoku Sen-I	1,000	5
Toa Oil	11,000	11
Tomen Devices	800	15
Tomen Electronics	1,300	15
Tomoe	9,900	23
Topy Industries	26,000	43
Torii Pharmaceutical	6,600	124
Toshiba TEC*	21,000	78
Totetsu Kogyo	29,000	163
Toyota Tsusho	20,700	314
Trancom	3,700	58
Universe	700	9
Watabe Wedding	3,900	43
Yasunaga	2,100	7

Description	Shares	Value (000)
Japan — continued		
Yellow Hat	2,700	$ 21
Zojirushi	18,000	37
Total Japan		12,248
Netherlands — 9.7%		
EADS	37,352	730
Gamma Holding*	57	1
Philips Electronics	24,209	731
Royal Dutch Shell, Cl A	68,829	1,911
Teleplan International*	32,125	106
TNT	53	2
Unilever	49,159	1,505
Total Netherlands		4,986
New Zealand — 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway — 0.4%		
Atea ASA	14,500	122
Norske Skogindustrier*	52,125	86
Total Norway		208
Portugal — 1.3%		
EDP — Energias de Portugal	164,896	654
Total Portugal		654
Singapore — 4.3%		
Chemoil Energy	59,000	21
DBS Group Holdings	111,000	1,118
Jardine Cycle & Carriage	48,526	867
Macquarie International Infrastructure Fund	550,000	187
QAF	31,000	12
Total Singapore		2,205
Spain — 0.8%		
Banco Bilbao Vizcaya Argentaria	12,704	194
Banco Santander	1,784	25
Telefonica	8,229	197
Total Spain		416
Sweden — 2.4%		
Acando AB	11,799	22
Bilia AB, Cl A*	13,310	130
Electrolux AB, Ser B	29,218	688
Industrial & Financial Systems, Cl B	3,345	32
Industrivarden AB, Cl A	2,056	24
Nolato AB, Cl B	4,386	37
Saab AB, Cl B	18,784	302
Total Sweden		1,235

26

Description	Shares	Value (000)
Switzerland — 4.2%		
Advanced Digital Broadcast Holdings*	3,308	$ 156
Bell Holding	28	43
Emmi	705	86
Nestle	36,830	1,746
Novartis	2,253	121
Swisslog Holding	37,055	34
Total Switzerland		2,186
United Kingdom — 14.0%		
Anglo-Eastern Plantations	1,127	7
AstraZeneca (GBP)	28,669	1,331
AstraZeneca (SEK)	317	15
Aveva Group	94	2
BHP Billiton	127	4
BP	207,179	1,933
British Polythene Industries	61	—
Cape*	7,630	26
Character Group	242	—
Chaucer Holdings	257	—
Chime Communications	25,867	85
Clarkson	2,042	26
Colliers Cre*	3,314	1
Colt Telecom Group*	27,500	54
Dart Group	43,877	34
Davis Service Group	31,578	203
Delta	5,686	14
DS Smith	25,656	45
Hamworthy	3,200	16
Hilton Food Group	1,087	3
HSBC Holdings	168,981	1,809
Imperial Tobacco Group	16,743	540
J Sainsbury	19,390	100
Lloyds Banking Group*	332	—
Logica	390,712	729
Rank Group	33,500	49
Renew Holdings	2,084	1
RPC Group	25,287	97
Scott Wilson Group	16,955	27
Tribal Group	14,443	19
Vitec Group	1,800	12
Yule Catto*	15,703	44
Total United Kingdom		7,226
Total Foreign Common Stock (Cost $47,276)		50,764
Foreign Preferred Stock — 0.0%		
Germany — 0.0%		
Villeroy & Boch	3,475	25
Total Germany		25
Total Foreign Preferred Stock (Cost $17)		25

Description	Shares	Value (000)
Money Market Fund — 0.1%		
Dreyfus Cash Management Fund, Institutional Class, 0.109% (A)	67,516	$ 68
Total Money Market Fund (Cost $68)		68
Total Investments — 99.1% (Cost $47,516)		51,040
Other Assets and Liabilities, Net — 0.9%		459
Total Net Assets — 100.0%		$ 51,499

For descriptions of abbreviations and footnotes, please refer to page 28.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 183	$ —	$—	$ 183
Foreign Common Stock				
Australia	—	3,312	—	3,312
Austria	—	831	—	831
Belgium	—	865	—	865
Canada	94	—	—	94
China	—	275	—	275
Denmark	—	169	—	169
Finland	—	605	—	605
France	3	3,538	—	3,541
Germany	88	4,743	—	4,831
Greece	—	365	—	365
Hong Kong	—	2,817	—	2,817
Italy	—	1,694	—	1,694
Japan	408	11,840	—	12,248
Netherlands	—	4,986	—	4,986
New Zealand	—	1	—	1
Norway	—	208	—	208
Portugal	—	654	—	654
Singapore	12	2,193	—	2,205
Spain	25	391	—	416
Sweden	—	1,235	—	1,235
Switzerland	—	2,186	—	2,186
United Kingdom	27	7,199	—	7,226
Foreign Preferred Stock				
Germany	—	25	—	25
Money Market Fund	68	—	—	68
Total Investments	$ 908	$ 50,132	$—	$ 51,040

Refer to the "Security Valuation" section of Note 2 for further information.

Notes to Schedule of Investments

* Non-income producing security.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2010.

(B) — All or a portion of this security is held as cover for securities sold short, forward foreign currency contracts or open written option contracts.

(C) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

ADR — American Depositary Receipt
AUD — Australian Dollar
CAD — Canadian Dollar
CHF — Swiss Franc
Cl — Class
EUR — Euro
GBP — British Pound Sterling
JPY — Japanese Yen
NOK — Norwegian Krone
NZD — New Zealand Dollar
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

This page is intentionally left blank.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JANUARY 31, 2010 (UNAUDITED)

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Assets:			
Investment Securities, at cost	$ 110,556	$ 62,479	$ 47,516
Investment Securities, at value	$ 127,393	$ 68,803	$ 51,040
Cash Deposits with Broker for Collateral	300	—	—
Foreign Currency (cost $—, $—, $881)	—	—	882
Unrealized Gain on Forward Foreign Currency Contracts	2,492	—	—
Receivable for Capital Shares Sold	14	100	11
Receivable from Investment Adviser	37	7	36
Receivable for Investment Securities Sold	—	4,900	1,336
Receivable for Dividends and Interest	85	6	80
Variation Margin Receivable on Futures Contracts	631	—	—
Other Assets	2	2	13
Prepaid Trustee's Fees	—	5	—
Total Assets	130,954	73,823	53,398
Liabilities:			
Payable for Investment Securities Purchased	—	2,715	1,804
Payable for Capital Shares Redeemed	523	48	4
Variation Margin Payable on Futures Contracts	468	—	—
Written Option Contracts, at Value, (Proceeds received of $2,542, $—, $—)	823	—	—
Securities Sold Short, at Value (Proceeds received of $16,988, $—, $—)	19,430	—	—
Unrealized Loss on Forward Foreign Currency Contracts	2,886	—	—
Payable for Administration Fees	10	7	5
Payable for Distribution & Service Fees	10	—	—
Payable for Management Fees	92	58	46
Payable to Custodian	252	—	—
Payable for Trustees' Fees	11	—	1
Accrued Expenses	184	40	39
Total Liabilities	24,689	2,868	1,899
Net Assets	$ 106,265	$ 70,955	$ 51,499
Net Assets:			
Paid–in Capital ($0.001 par value, unlimited authorization)	$ 271,618	$ 91,844	$ 96,227
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	(10,725)	(28)	(102)
Accumulated Net Realized Gain (Loss) on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	(169,520)	(27,185)	(48,152)
Net Unrealized Appreciation on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	14,892	6,324	3,526
Net Assets	$ 106,265	$ 70,955	$ 51,499
Net Assets – Class A	$ 54,225	$ 3,862	$ 438
Net Assets – Class C	27,770	N/A	N/A
Net Assets – Class Z	24,269	18,587	599
Net Assets – Institutional Class	1	48,506	50,462
Outstanding Shares of Beneficial Interest – Class A	6,208,080	464,938	54,892
Outstanding Shares of Beneficial Interest – Class C	3,297,180	N/A	N/A
Outstanding Shares of Beneficial Interest – Class Z	2,753,814	2,211,459	74,858
Outstanding Shares of Beneficial Interest – Institutional Class	168	5,720,341	6,291,958
Net Asset Value and Redemption Price Per Share – Class A^	$ 8.73	$ 8.31	$ 7.98
Maximum Offering Price Per Share Class A (Net Asset Value 94.25%)	$ 9.26	$ 8.82	$ 8.47
Net Asset Value, Offering and Redemption Price Per Share – Class C †^	$ 8.42	N/A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 8.81	$ 8.40	$ 8.00
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 8.82	$ 8.48	$ 8.02

Amounts designated as "—" are either $0 or have been rounded to $0.
†Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
N/A — Not Applicable

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2010 (UNAUDITED)

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Investment Income:			
Dividends	$ 1,382	$ 436	$ 677
Interest	16	—	—
Less: Foreign Taxes Withheld	—	—	(45)
Total Investment Income	1,398	436	632
Expenses:			
Management Fees	647	318	345
Administration Fees	68	35	35
Distribution and Service fees:			
Class A	88	5	1
Class C	192	1	1
Trustees' Fees	51	20	23
Custodian Fees	26	9	44
Professional Fees	38	16	19
Registration and SEC Fees	20	25	20
Transfer Agent Fees	197	40	5
Dividend Expense on Securities Sold Short	107	—	—
Interest Expense on Securities Sold Short	70	—	—
Pricing Fees	2	1	41
Other Expenses	74	17	10
Total Expenses	1,580	487	544
Less:			
Net Waiver of Management Fees	(240)	(23)	(188)
Net Expenses	1,340	464	356
Net Investment Income (Loss)	58	(28)	276
Net Realized Gain (Loss) from Investment Transactions (including Securities Sold Short)	20,733	7,091	5,026
Net Realized Gain (Loss) on Foreign Currency Transactions	4,089	—	(127)
Net Realized Loss on Futures Contracts	(97)	—	—
Net Realized Loss on Written Option Contracts	(11,637)	—	—
Net Change in Unrealized Depreciation on Investments (including Securities Sold Short)	(11,839)	(1,451)	(69)
Net Change in Unrealized Depreciation on Forward Foreign Currency Contracts and Foreign Currency Transactions	(3,021)	—	(6)
Net Change in Unrealized Depreciation on Futures Contracts	(2,605)	—	—
Net Change in Unrealized Appreciation on Written Option Contracts	5,469	—	—
Net Realized and Unrealized Gain on Investments	1,092	5,640	4,824
Increase in Net Assets Resulting from Operations	$ 1,150	$ 5,612	$ 5,100

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets (000)

	Old Mutual Analytic Fund	
	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09
Investment Activities:		
Net Investment Income (Loss)	$ 58	$ 205
Net Increase from Payment by Affiliates[1]	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts, Forward Foreign Currency Contracts and Foreign Currency Transactions	13,088	(148,361)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) Forward Foreign Currency Contracts, Foreign Currency Transactions, Futures Contracts, and Written Option Contracts	(11,996)	14,353
Net Increase (Decrease) in Net Assets Resulting from Operations	1,150	(133,803)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class A	—	—
Class C	—	—
Class Z	—	—
Institutional Class	—	—
Total Dividends and Distributions	—	—
Capital Share Transactions:		
Class A		
Shares Issued	3,569	25,346
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	4
Shares Redeemed	(33,401)	(155,699)
Total Class A Capital Share Transactions	(29,832)	(130,349)
Class C[2]		
Shares Issued	160	1,925
Redemption Fees	—	—
Shares Redeemed	(24,553)	(69,385)
Total Class C Capital Share Transactions	(24,393)	(67,460)
Class Z		
Shares Issued	3,265	4,430
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(8,854)	(18,041)
Total Class Z Capital Share Transactions	(5,589)	(13,611)
Institutional Class		
Shares Issued	—	1,530
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(12,400)	(9,923)
Total Institutional Class Capital Share Transactions	(12,400)	(8,393)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(72,214)	(219,813)
Total Increase (Decrease) in Net Assets	(71,064)	(353,616)
Net Assets:		
Beginning of Period	177,329	530,945
End of Period	$ 106,265	$ 177,329
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (10,725)	$ (10,783)

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] See Note 2.

[2] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in 2009. See Note 1 for further details.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09
	$ (28)	$ (513)	$ 276	$ 1,509
	—	1	—	2
	7,091	(21,956)	4,899	(44,891)
	(1,451)	3,604	(75)	7,512
	5,612	(18,864)	5,100	(35,868)
	—	—	(7)	(11)
	—	—	—	(1)
	—	—	(11)	(11)
	—	—	(1,164)	(1,749)
	—	—	(1,182)	(1,772)
	873	4,526	163	37
	—	—	6	7
	—	1	—	—
	(773)	(8,247)	(370)	(693)
	100	(3,720)	(201)	(649)
	—	124	—	123
	—	—	—	—
	(396)	(417)	(1,001)	(707)
	(396)	(293)	(1,001)	(584)
	8,000	17,061	99	50
	—	—	10	11
	—	—	—	—
	(11,342)	(9,614)	(40)	(560)
	(3,342)	7,447	69	(499)
	13,495	20,072	898	14,337
	—	—	1,163	1,746
	—	—	—	—
	(3,792)	(7,685)	(28,157)	(20,580)
	9,703	12,387	(26,096)	(4,497)
	6,065	15,821	(27,229)	(6,229)
	11,677	(3,043)	(23,311)	(43,869)
	59,278	62,321	74,810	118,679
	$ 70,955	$ 59,278	$ 51,499	$ 74,810
	$ (28)	$ —	$ (102)	$ 804

Statement of Cash Flows (000)

For the Six-Month Period Ended January 31, 2010 (Unaudited)

	Old Mutual Analytic Fund
Cash Flows Provided From (Used in) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $15)	$ 1,455
Purchases of Long-term Portfolio Investments	(110,177)
Proceeds from Sales of Long-term Portfolio Investments	211,784
Net Cash Used in Futures Contracts	(2,964)
Net Cash Used in Purchased Options Contracts	(232)
Net Cash Used in Written Options Contracts	(13,247)
Net Cash Used in Short Sales Transactions	(18,626)
Net Decrease in Short-term Investments	7,232
Net Cash from Foreign Currency Transactions	4,089
Interest Expense Paid	(70)
Operating Expenses Paid	(1,545)
Net Cash Provided From Operating Activities	77,699
Cash Flows Used in Activities:	
Decrease in Shares of Beneficial Interest Sold	(72,365)
Decrease in Payable to Custodian	(5,034)
Increase in Deposits with Brokers for Collateral	(300)
Net Cash Used in Financing Activities	(77,699)
Net Change in Cash	—
Cash at Beginning of Year	—
Cash at End of Year	$ —
Reconciliation of Net Increase in Net Assets from Operations to	
Net Cash Provided from Operating Activities:	
Net Increase in Net Assets Resulting from Operations	$ 1,150
Decrease in Investments	73,613
Decrease in Written Options Contracts, at Value	(7,079)
Accretion of Discount on Investments	(15)
Decrease in Dividends and Interest Receivable	72
Decrease in Payable for Securities Purchased	(2,229)
Decrease in Variation Margin Payable	(262)
Increase in Payable for Foreign Forward Currency Contracts	3,021
Increase in Other Assets	(2)
Decrease in Accrued Expenses	(272)
Decrease in Receivable for Securities Sold	9,702
Total Adjustments	76,549
Net Cash Provided From Operating Activities	$ 77,699

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2010 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC FUND[(1)]																
Class A																
2010	$ 8.68	$ 0.01	$ 0.04	$ —	$ 0.05	$ —	$ —	$ —	$ —	$ 8.73	0.58%	$ 54,225	1.81%[5]	2.24%	0.24%	74.41%
2009	11.88	0.02	(3.22)	—	(3.20)	—	—	—	—	8.68	(26.94)%	83,169	2.07%[5]	2.41%	0.24%	195.35%
2008	14.51	0.05	(1.80)	—	(1.75)	(0.18)	(0.70)	—	(0.88)	11.88	(12.60)%	285,305	1.92%[5]	2.13%	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	—	(0.02)	14.51	9.99%	607,810	1.54%[5]	1.96%	0.55%	183.98%
2006[4]	12.84	0.05	0.32#	—	0.37	—	—	—	—	13.21	2.88%#	295,095	1.51%[5]	2.18%	0.57%	59.61%
2005[2]	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	—	(0.60)	12.84	9.27%	129,960	1.98%[5]	2.06%	0.64%	81.00%
Class C																
2010	$ 8.40	$ (0.02)	$ 0.04	$ —	$ 0.02	$ —	$ —	$ —	$ —	$ 8.42	0.24%	$ 27,770	2.56%[5]	2.88%	(0.51)%	74.41%
2009	11.59	(0.05)	(3.14)	—	(3.19)	—	—	—	—	8.40	(27.52)%	51,879	2.82%[5]	2.97%	(0.52)%	195.35%
2008	14.32	(0.04)	(1.77)	—	(1.81)	(0.22)	(0.70)	—	(0.92)	11.59	(13.23)%	158,508	2.65%[5]	2.85%	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	—	14.32	9.24%	340,569	2.29%[5]	2.67%	(0.19)%	183.98%
2006[4]	12.81	(0.01)	0.31#	—	0.30	—	—	—	—	13.11	2.34%#	202,766	2.26%[5]	2.86%	(0.17)%	59.61%
2005[2]	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	—	(0.57)	12.81	8.78%	86,752	2.61%[5]	2.68%	(0.09)%	81.00%
Class Z[(3)]																
2010	$ 8.75	$ 0.02	$ 0.04	$ —	$ 0.06	$ —	$ —	$ —	$ —	$ 8.81	0.69%	$ 24,269	1.56%[5]	1.72%	0.47%	74.41%
2009	11.94	0.04	(3.23)	—	(3.19)	—	—	—	—	8.75	(26.72)%	29,734	1.81%[5]	1.97%	0.45%	195.35%
2008	14.54	0.09	(1.82)	—	(1.73)	(0.17)	(0.70)	—	(0.87)	11.94	(12.46)%	58,107	1.64%[5]	1.86%	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.33%	130,928	1.29%[5]	1.66%	0.84%	183.98%
2006[4]	12.82	0.06	0.33#	—	0.39	—	—	—	—	13.21	3.04%#	140,795	1.26%[5]	1.82%	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	—	(0.63)	12.82	15.36%	227,265	1.36%[5]	1.44%	0.78%	81.00%
Institutional Class																
2010	$ 8.76	$ 0.05	$ 0.01	$ —	$ 0.06	$ —	$ —	$ —	$ —	$ 8.82	0.68%	$ 1	1.41%[5]	2.28%	1.21%	74.41%
2009	11.96	0.05	(3.25)	—	(3.20)	—	—	—	—	8.76	(26.76)%	12,547	1.77%[5]	1.87%	0.55%	195.35%
2008	14.54	0.09	(1.81)	—	(1.72)	(0.16)	(0.70)	—	(0.86)	11.96	(12.33)%	29,025	1.63%[5]	1.89%	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.34%	35,246	1.24%[5]	1.60%	0.82%	183.98%
2006[4]	12.82	0.08	0.31#	—	0.39	—	—	—	—	13.21	3.04%#	6,833	1.21%[5]	2.11%	0.97%	59.61%
2005***	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	—	(0.54)	12.82	(0.63)%	2	1.27%[5]	2.12%	1.55%	81.00%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2010 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^^															
Class A															
2010	$ 7.71	$(0.02)	$ 0.62	$ —	$ 0.60	$ —	$ —	$ —	$ 8.31	7.78%	$ 3,862	1.67%	2.54%	(0.41)%	139.34%
2009	10.10	(0.10)	(2.29)#	—	(2.39)	—	—	—	7.71	(23.66)%#	3,480	1.67%	1.90%	(1.35)%	283.83%
2008	12.90	(0.16)	(1.71)	—	(1.87)	—	(0.93)	(0.93)	10.10	(16.08)%	11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	2,500	‡‡	‡‡	‡‡	‡‡
Class Z* **															
2010	$ 7.79	$(0.01)	$ 0.62	$ —	$ 0.61	$ —	$ —	$ —	$ 8.40	7.83%	$18,587	1.42%	1.44%	(0.14)%	139.34%
2009	10.18	(0.08)	(2.31)#	—	(2.39)	—	—	—	7.79	(23.48)%#	19,771	1.42%	1.57%	(1.09)%	283.83%
2008	12.97	(0.13)	(1.73)	—	(1.86)	—	(0.93)	(0.93)	10.18	(15.90)%	15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2010	$ 7.86	$ —	$ 0.62	$ —	$ 0.62	$ —	$ —	$ —	$ 8.48	7.89%	$48,506	1.22%	1.22%	(0.02)%	139.34%
2009	10.24	(0.07)	(2.31)#	—	(2.38)	—	—	—	7.86	(23.24)%#	35,660	1.22%	1.18%	(0.89)%	283.83%
2008	13.01	(0.11)	(1.73)	—	(1.84)	—	(0.93)	(0.93)	10.24	(15.69)%	34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†

OLD MUTUAL INTERNATIONAL EQUITY FUND^

Class A

2010	$ 7.67	$ 0.01	$ 0.42	$ —	$ 0.43	$ (0.12)	$ —	$ (0.12)	$ 7.98	5.62%	$ 438	1.52%	4.66%	0.25%	59.43%
2009	11.12	0.12	(3.46)#	—	(3.34)	(0.11)	—	(0.11)	7.67	(29.95)%#	617	1.52%	3.43%	1.62%	151.84%
2008	13.51	0.17	(2.45)	—	(2.28)	(0.03)	(0.08)	(0.11)	11.12	(17.04)%	1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%

Class Z

2010	$ 7.70	$ 0.02	$ 0.42	$ —	$ 0.44	$ (0.14)	$ —	$ (0.14)	$ 8.00	5.68%	$ 599	1.27%	3.98%	0.43%	59.43%
2009	11.20	0.14	(3.49)#	—	(3.35)	(0.15)	—	(0.15)	7.70	(29.70)%#	513	1.27%	3.85%	1.94%	151.84%
2008	13.57	0.22	(2.49)	—	(2.27)	(0.02)	(0.08)	(0.10)	11.20	(16.88)%	1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%

Institutional Class

2010	$ 7.73	$ 0.03	$ 0.43	$ —	$ 0.46	$ (0.17)	$ —	$ (0.17)	$ 8.02	5.90%	$ 50,462	1.02%	1.52%	0.81%	59.43%
2009	11.27	0.16	(3.52)#	—	(3.36)	(0.18)	—	(0.18)	7.73	(29.58)%#	72,759	1.02%	1.55%	2.15%	151.84%
2008	13.61	0.25	(2.49)	—	(2.24)	(0.02)	(0.08)	(0.10)	11.27	(16.61)%	113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)
AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2010 (UNAUDITED)

*	Per share amounts for the year or period are calculated based on average outstanding shares.
***	Class commenced operations on December 9, 2005.
#	Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
†	Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year or period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
††	Ratios for periods less than one year have been annualized.
‡‡	This shareholder data is not being disclosed because the data is not believed to be meaningful due to the short operational history.
ˆ	Fund commenced operations December 30, 2005.
ˆˆ	Fund commenced operations July 29, 2005.

(1) On December 9, 2005, the Old Mutual Analytic Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.

(2) Commenced operations March 31, 2005.

(3) The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

(4) The Old Mutual Analytic Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.

(5) For Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	A	C	Z	Institutional
2010	0.16%	0.16%	0.15%	0.05%
2009	0.36%	0.36%	0.35%	0.36%
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of January 31, 2010 (Unaudited)

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Semi-Annual Report - the Old Mutual Analytic Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the Old Mutual International Equity Fund commenced operations on December 30, 2005 and the Old Mutual Copper Rock Emerging Growth Fund commenced operations on July 29, 2005.

After the close of business on October 23, 2009, Class C shares of the Old Mutual International Equity Fund and Old Mutual Copper Rock Emerging Growth Fund were liquidated and distributed ratably among the Class C shareholders on that date.

Shareholders may purchase shares of the Old Mutual Analytic Fund through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may only purchase Class A, Class Z and Institutional Class shares of the Old Mutual International Equity Fund and Old Mutual Copper Rock Emerging Growth Fund. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provide a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of January 31, 2010, for each Fund's investments is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds are subject to foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may enter into forward foreign currency contracts to take advantage of changes in currency values, to enhance investment returns or to hedge against foreign currency fluctuations. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are settled. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other foreign currencies in which it has invested. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and to hedge against changes in the value of equity securities, overall equity market volatility, interest rates or foreign currencies. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — As is consistent with the Old Mutual Analytic Fund's investment objectives, the Old Mutual Analytic Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Payments by Affiliates — During the year ended July 31, 2009, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were reimbursed $1 (000) and $2 (000), respectively, by their respective sub-advisers for trading errors.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Notes to Financial Statements — continued

AS OF JANUARY 31, 2010 (UNAUDITED)

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2010, there were no material redemption fees collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund	0.950%	N/A
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2010
Old Mutual Copper Rock Emerging Growth Fund	1.67%	N/A	1.42%	1.22%	December 31, 2010
Old Mutual International Equity Fund	1.52%	N/A	1.27%	1.02%	December 31, 2010

Reimbursement by the Old Mutual Analytic Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable expense limitation agreement that expired on December 8, 2007 may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by the Old Mutual Analytic Fund will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement is approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At January 31, 2010, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2010	Expires 2011	Expires 2012	Expires 2013	Total
Old Mutual Analytic Fund	$1,064	$593	$783	$243	$2,683
Old Mutual Copper Rock Emerging Growth Fund	—	87	122	29	238
Old Mutual International Equity Fund	120	307	452	188	1,067

Amounts designated as "—" are either $0 or have been rounded to $0.

For the six-month period ended January 31, 2010, the Adviser was reimbursed the following amounts for previously waived fees:

	Total (000)
Old Mutual Analytic Fund	$3
Old Mutual Copper Rock Emerging Growth Fund	6

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund, and the Adviser have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.70%.

The Trust, on behalf of the Old Mutual Copper Rock Emerging Growth Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with a Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and determine from time to time what investments and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of Old Mutual Analytic Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2010, it retained $1(000) from Old Mutual Copper Rock Emerging Growth class A service fees.

Other Service Providers — The Bank of New York Mellon serves as the custodian for the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the semi-annual period ended January 31, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $19,000.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2010.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the six-month period ended January 31, 2010 were as follows:

	Purchases (000)	Sales (000)
	Other	Other
Old Mutual Analytic Fund	$107,948	$202,082
Old Mutual Copper Rock Emerging Growth Fund	96,807	91,784
Old Mutual International Equity Fund	38,813	67,148

Transactions in option contracts written in the Old Mutual Analytic Fund for the six-month period ended January 31, 2010, were as follows:

	Old Mutual Analytic Fund	
	Number of Contracts	Proceeds Received (000)
Outstanding at July 31, 2009	16,880	$ 4,152
Options written	45,515	40,640
Options terminated in closing purchasing transactions	(50,155)	(39,598)
Options expired	(9,236)	(2,652)
Outstanding at January 31, 2010	3,004	$ 2,542

Notes to Financial Statements — continued

6. Capital Share Transactions

	Old Mutual Analytic Fund		Old Mutual Copper Rock Fund		Old Mutual International Equity Fund	
	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09	8/1/09 to 1/31/10 (Unaudited)	8/1/08 to 7/31/09
Shares Issued and Redeemed (000):						
Class A						
Shares Issued	407	2,659	107	536	20	5
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1
Shares Redeemed	(3,781)	(17,095)	(94)	(1,195)	(46)	(95)
Total Class A Share Transactions	(3,374)	(14,436)	13	(659)	(25)	(89)
Class C[(1)]						
Shares Issued	19	196	—	19	—	15
Shares Redeemed	(2,896)	(7,703)	(49)	(66)	(122)	(99)
Total Class C Share Transactions	(2,877)	(7,507)	(49)	(47)	(122)	(84)
Class Z						
Shares Issued	361	502	987	2,404	12	7
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	2
Shares Redeemed	(1,007)	(1,968)	(1,312)	(1,391)	(5)	(56)
Total Class Z Share Transactions	(646)	(1,466)	(325)	1,013	8	(47)
Institutional Class						
Shares Issued	—	155	1,628	2,198	108	1,983
Shares Issued upon Reinvestment of Distributions	—	—	—	—	142	256
Shares Redeemed	(1,432)	(1,149)	(447)	(1,042)	(3,365)	(2,887)
Total Institutional Class Share Transactions	(1,432)	(994)	1,181	1,156	(3,115)	(648)
Net Increase in Shares Outstanding	(8,329)	(24,403)	820	1,463	(3,254)	(868)

[(1)] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in 2009. See Note 1 for further details.

Amounts designated as "—" are either 0 or have been rounded to 0.

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended January 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2009, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on REITs, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital, reclassifications of capital gains related to short sales which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Analytic Fund	$(29,297)	$(3,220)	$32,517
Old Mutual Copper Rock Emerging Growth Fund	(513)	513	—
Old Mutual International Equity Fund	—	(539)	539

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the year or periods ended July 31, 2009 and 2008 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Return of Capital (000)	Total (000)
Old Mutual Analytic Fund[1]				
2008	$57,467	$ —	$—	$57,467
Old Mutual Copper Rock Emerging Growth Fund[1]				
2008	3,203	2,116	—	5,319
Old Mutual International Equity Fund				
2009	1,772	—	—	1,772
2008	654	245	—	899

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] The Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund did not declare dividends or distributions during the year ended July 31, 2009.

NOTES TO FINANCIAL STATEMENTS — concluded

As of July 31, 2009, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Post October Currency Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$ —	$ —	$(81,880)	$(82,515)	$(8,357)	$8,371	$(2,122)	$(166,503)
Old Mutual Copper Rock Emerging Growth Fund	—	—	(19,088)	(13,447)	—	6,034	—	(26,501)
Old Mutual International Equity Fund	886	—	(24,422)	(27,960)	—	2,850	—	(48,646)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through July 31, 2009 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2009, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates (000):

	2016	2017	Total
Old Mutual Analytic Fund	$50,153	$31,727	$81,880
Old Mutual Copper Rock Emerging Growth Fund	—	19,088	19,088
Old Mutual International Equity Fund	8	24,414	24,422

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written option contracts, held by each Fund at January 31, 2010 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Analytic Fund	$110,556	$18,289	$(1,452)	$16,837
Old Mutual Copper Rock Emerging Growth Fund	62,479	7,739	(1,415)	6,324
Old Mutual International Equity Fund	47,516	5,334	(1,810)	3,524

9. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no other material events that would require disclosure in the Funds' financial statements.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2009 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fund Expenses Example (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2010

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2010.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/01/10	Ending Account Value 1/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund — Class A				
Actual Fund Return	$1,000.00	$1,005.80	1.81%	$9.15
Hypothetical 5% Return	1,000.00	1,025.05	1.81	9.24
Old Mutual Analytic Fund — Class C				
Actual Fund Return	1,000.00	1,002.40	2.56	12.92
Hypothetical 5% Return	1,000.00	1,025.01	2.56	13.07
Old Mutual Analytic Fund — Class Z				
Actual Fund Return	1,000.00	1,006.90	1.56	7.89
Hypothetical 5% Return	1,000.00	1,017.29	1.56	7.93
Old Mutual Analytic Fund — Institutional Class				
Actual Fund Return	1,000.00	1,006.80	1.41	7.13
Hypothetical 5% Return	1,000.00	1,025.07	1.41	7.20
Old Mutual Copper Rock Emerging Growth Fund — Class A				
Actual Fund Return	1,000.00	1,077.80	1.67	8.75
Hypothetical 5% Return	1,000.00	1,025.05	1.67	8.52

	Beginning Account Value 8/01/10	Ending Account Value 1/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Copper Rock Emerging Growth Fund — Class Z				
Actual Fund Return	$1,000.00	$1,078.30	1.42%	$7.44
Hypothetical 5% Return	1,000.00	1,025.07	1.42	7.25
Old Mutual Copper Rock Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,078.90	1.22	6.39
Hypothetical 5% Return	1,000.00	1,019.00	1.22	6.21
Old Mutual International Equity Fund — Class A				
Actual Fund Return	1,000.00	1,056.20	1.52	7.88
Hypothetical 5% Return	1,000.00	1,025.06	1.52	7.76
Old Mutual International Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,056.80	1.27	6.58
Hypothetical 5% Return	1,000.00	1,025.07	1.27	6.48
Old Mutual International Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,059.00	1.02	5.29
Hypothetical 5% Return	1,000.00	1,020.01	1.02	5.19

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-10-015 03/2010